Form 10-K, Exhibit 13
period 2008-12-31
St. Joseph Bancorp, Inc.
filed 2009-03-31
CIK 1444277

Exhibit 13

ST. JOSEPH BANCORP, INC.
CORPORATE PROFILE

          St. Joseph Bancorp, Inc. (the “Company”) was organized in September 2008 to serve as the stock holding company of Midwest Federal Savings and Loan Association of St. Joseph (the “Bank” or “Midwest Federal Savings”). In a public offering that was completed January 30, 2009, the Company sold 376,918 shares of its common stock at a price of $10.00 per share. The Company’s common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “SJBA”.

          Founded in 1923, the Bank is a community-oriented financial institution providing a competitive array of financial products and services to consumers and businesses within its market area. The Bank’s business primarily consists of accepting deposits from customers and investing those funds in mortgages on residential real estate. The Bank plans to expand its lending programs to include commercial real estate, construction and consumer loans. The Bank also invests in investment securities. The Bank provides financial services to individuals, families and businesses through its office in St. Joseph, Missouri. The Company’s corporate headquarters are located at 1901 Frederick Avenue, St. Joseph, Missouri and its main telephone number is (816) 233-5148.

Table of Contents

Letter from the President	2
Selected Consolidated Financial and Other Data	3
Management’s Discussion and Analysis of Financial Condition and Results of Operations	5
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Financial Condition	F-3
Consolidated Statements of Income	F-4
Consolidated Statements of Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7
Stockholder Information	Inside Back Cover
Directors and Officers	Inside Back Cover

LETTER FROM THE PRESIDENT

Dear Stockholders:

On behalf of our Board of Directors, Management and Employees of St. Joseph Bancorp, Inc., I am pleased to present our 2008 Annual Report to Stockholders. As you may be aware, this is a historic document in that it is the first Annual Report of St. Joseph Bancorp, Inc.

In the fourth quarter of 2008, we began offering shares of common stock in St. Joseph Bancorp, Inc. for the purpose of converting Midwest Federal Savings and Loan Association of St. Joseph from the mutual to the stock form of organization. It was no doubt the most important undertaking in the life of this Bank as we position ourselves to better serve our customers and to compete more effectively in the financial services marketplace.

The timing of the offering was not optimal. The economic environment deteriorated throughout 2008 with a severe decline in the fourth quarter, primarily in the financial services sector. Even though confidence in the banking industry was at its lowest point in several decades, our stockholders gave a huge vote of confidence in our strength and our future by helping us complete the stock offering which ultimately closed in the first quarter of 2009 on January 30. I thank you for your trust and belief in what we are striving to accomplish.

Despite the financial turmoil, we continue to see reasons for optimism in the Bank’s results from the past year. The deterioration in the banking sector that resulted in asset quality and liquidity problems for many banks has not directly affected us. We do not engage in the risky lending and investment activities that have been responsible for the crisis. Asset quality remained strong even as loan balances grew by 11.1% or $1.0 million. As interest rates decreased in 2008, our net interest income increased by $29,282.

Operations for the year resulted in a net loss of $70,843 in 2008. Expenses associated with our expansion and growth strategy resulted in a $115,574 increase in our noninterest expense. Those anticipated expenses include staffing, technology improvements and the renovation of our banking facility, which will provide the infrastructure to grow our business by meeting the needs of our customers in 2009 and beyond. An unrealized net gain in 2008 on available-for-sale securities of $76,563 contributed to an increase in the total equity of the Bank of $22,825.

With the conversion now complete, we will focus in 2009 on our core business of providing deposit services and increasing our lending activities to our customers. Again, I want to thank you for becoming a part of this organization as we create a full service banking organization that will build on the success of the past in order to achieve returns for the future.

Yours truly,

/s/ Ralph Schank

Ralph Schank
Chairman of the Board
President and Chief Executive Officer

MIDWEST FEDERAL SAVINGS AND LOAN ASSOCIATION OF ST. JOSEPH

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

          The following tables set forth selected consolidated financial and other data of Midwest Federal Savings and its subsidiary at the dates and for the periods indicated. The selected data is derived in part from the audited consolidated financial statements of Midwest Federal Savings. For additional information, reference is made to “Management’s Discussions and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements of Midwest Federal Savings and related notes included elsewhere in this Annual Report. The Company became the holding company for Midwest Federal Savings on January 30, 2009. Prior to that date the Company had no significant assets, revenues or expenses.

	At December 31,

	2008	2007	2006
	(Dollars in thousands)
Selected Financial Condition Data:

Total assets	$21,798	$18,427	$18,209
Cash and cash equivalents	594	136	149
Interest earning deposits in other institutions	4,800	2,750	1,600
Loans receivable, net	10,041	9,001	8,778
Available-for-sale securities	5,284	5,991	7,187
Deposits	16,226	12,890	12,797
Equity	5,505	5,483	5,374

	For the Year Ended December 31,

	2008	2007	2006
	(Dollars in thousands)
Selected Operating Data:

Interest and dividend income	$924	$945	$847
Interest expense	441	487	363
Net interest income	483	458	484
Provision for loan losses	4	8	5
Net interest income after provision for loan losses	479	450	479
Non-interest income	5	2	2
Non-interest expense	564	449	462

Income (loss) before income tax expense	(80)	3	19
Credit for income tax	(9)	(3)	(2)

Net income (loss)	$(71)	$6	$21

	At or For the Years Ended December 31,
	2008	2007	2006

Selected Financial Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net income (loss) to average total assets)	(0.38)%	0.03%	0.12%
Return on equity (ratio of net income (loss) to average equity)	(1.30)%	0.11%	0.40%
Interest rate spread (1)	1.75%	1.45%	1.93%
Net interest margin (2)	2.69%	2.54%	2.87%
Efficiency ratio (3)	115.57%	97.61%	95.06%
Non-interest expense to average total assets	3.01%	2.45%	2.70%
Average interest-earnings assets to average interest-bearing liabilities	138.26%	140.35%	143.82%
Loans to deposits	61.88%	69.83%	68.59%

Asset Quality Ratios:
Non-performing assets to total assets	—%	—%	—%
Non-performing loans to total loans	—%	—%	—%
Allowance for loan losses to non-performing loans	N/A	N/A	N/A
Allowance for loan losses to total loans	0.22%	0.20%	0.11%

Capital Ratio:
Average equity to average assets	29.15%	29.18%	30.89%
Equity to total assets at end of period	25.27%	29.76%	29.51%
Total capital to risk-weighted assets	65.50%	85.30%	82.30%
Tier 1 capital to risk-weighted assets	65.30%	85.00%	82.10%
Tier 1 capital to average assets	25.00%	30.00%	30.00%

Other Data:
Number of full service offices	1	1	1

(1)	Represents the difference between the weighted-average yield on interest-earnings assets and the weighted-average cost of interest-bearing liabilities for the period.
(2)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(3)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Forward Looking Statements

          This document contains certain “forward-looking Statements,” which may be identified by the use of words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” and “potential.” Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage and other loans, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing products and services.

Overview

          Our results of operations depend mainly on our net interest income, which is the difference between the interest income we earn on our loan and investment portfolios and the interest expense we pay on our deposits. Results of operations are also affected by provisions for loan losses, and other miscellaneous income. Our noninterest expense consists primarily of compensation and employee benefits, office occupancy and general administrative expenses.

          Our results of operations are significantly affected by general economic and competitive conditions, particularly with respect to changes in interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially affect our financial condition and results of operations.

          Historically, our business has consisted primarily of originating one-to four-family real estate loans secured by property in our market area and investing in mortgage-backed and investment securities. Typically, one-to four-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction and consumer loans. Our loans are primarily funded by certificates of deposit and, to a lesser extent, savings accounts. Certificates of deposit typically have a higher interest rate than savings accounts. The combination of these factors along with our significant percentage of assets in investment securities, which are lower yielding securities, has resulted in low interest rate spreads and returns on equity. Because investment securities generally yield less than loans, however, our net interest margin has been further pressured.

          Following the completion of the conversion and offering in January 2009, we anticipate that our non-interest expenses will increase as a result of the increased costs associated with managing a public company, increased compensation expenses associated with the employee stock ownership plan and the adoption of one or more stock-based incentive plans, if approved by St. Joseph Bancorp, Inc.’s stockholders. In addition, we expect that our non-interest expenses will increase as a result of our branch expansion plans, and our plan to hire additional employees.

Critical Accounting Policies

          In reviewing and understanding financial information for Midwest Federal Savings, you are encouraged to read and understand the significant accounting policies used in preparing our financial statements. These policies are described in Note 1 of the Notes to our Consolidated Financial Statements. The accounting and financial reporting policies of Midwest Federal Savings conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policy comprises those that management believes is the most critical to aid in fully understanding and evaluating our reported financial results. This policy requires numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the period or in future periods.

          Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that represents the amount of probable and reasonably estimable known and inherent losses in the loan portfolio, based on evaluations of the collectability of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically identified loans, and current economic conditions. This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, the amount and timing of expected future cash flows on impacted loans, value of collateral, estimated losses on our loan portfolios as well as consideration of general loss experience. All of these estimates may be susceptible to significant change.

          While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. Historically, our estimates of the allowance for loan loss have not required significant adjustments from management’s initial estimates. In addition, the Office of Thrift Supervision, as an integral part of its examination processes, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require the recognition of adjustments to the allowance for loan losses based on their judgment of information available to them at the time of their examinations. To the extent that actual outcomes differ from management’s estimates, additional provisions to the allowance for loan losses may be required that would adversely impact earnings in future periods.

Business Strategy

          Our business plan is to operate as a well-capitalized and profitable community bank dedicated to providing quality customer service. Our business strategy has been to emphasize one- to four-family residential mortgage lending, and we will continue to offer these types of loans. However, we intend to introduce additional loan products, including commercial real estate loans and various types of consumer loans, and to originate more construction loans and second mortgage loans. We also intend to introduce commercial checking accounts and focus on growing transaction deposit accounts, as well as to offer debit cards and internet banking for our customers. There can be no assurances that we will successfully implement our business strategy.

          We were established in St. Joseph, Missouri in 1923, and we have been operating continuously since that time. We have been, and continue to be, committed to meeting the financial needs of the communities in which we operate, and we are dedicated to providing quality personal service to our customers. We deliver personalized service and respond promptly to customer needs and inquiries. We believe that our community orientation is attractive to our customers and distinguishes us from the larger banks that operate in our area.

Highlights of our business strategy are as follows:

●
Continuing to Emphasize Residential Real Estate Lending. Historically, we have emphasized one- to four-family, fixed-rate residential lending within our market area. As of December 31, 2008, $9.7 million, or 96.7%, of our total loan portfolio consisted of one- to four-family residential mortgage loans. During the years ended December 31, 2008 and 2007, we originated $2.4 million and $964,000, respectively, of one- to four-family residential mortgage loans. In addition, to a lesser extent, we originate construction/permanent loans and second mortgage loans. We intend to continue to emphasize residential real estate lending, although we will expand and diversify the types of loans we originate for our portfolio. We intend to implement a program to originate adjustable-rate residential mortgage loans. In addition, we expect to sell a portion of our fixed-rate residential loan originations in the secondary market. We believe our focus on residential real estate lending, which carries a lower credit risk than commercial real estate and consumer loans, contributes to our high asset quality.

●
Grow and Diversify our Loan Portfolio by Originating Commercial Real Estate Loans, Construction Loans, and Consumer Loans. Our business plan anticipates that we will emphasize the origination of commercial real estate loans. These loans provide higher returns than loans secured by one- to four-family real estate. Commercial real estate loans, however, involve a greater degree of credit risk than one- to four-family residential mortgage loans. Because payments on these loans are often dependent on the successful operation or management of the properties or business, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. We have recently hired a commercial loan officer with experience in commercial real estate lending. We also intend to increase our originations of construction loans, and a variety of consumer loans, including second mortgage and home equity lines of credit, and to a lesser extent automobile, boat and recreational vehicle loans. As of December 31, 2008, $209,000, or 2.1%, of our loan portfolio consisted of second mortgage loans. At that date, our commercial real estate loans totaled $100,000 or 1.00% of our loan portfolio, commercial business loans totaled $200,000 or 2.0% of our loan portfolio, and other loans totaled $28,000 or 0.3% of our loan portfolio.

Continue to Maintain Strong Asset Quality. We believe that maintaining high asset quality is a key to long-term financial success. We have sought to grow our loan portfolio while keeping nonperforming assets to a minimum. We use underwriting standards that we believe are conservative, and we diligently monitor collection efforts. At December 31, 2008, we did not have any nonperforming loans in our loan portfolio. Although we intend to diversify our lending activities by emphasizing commercial real estate loans, construction loans and consumer loans after the stock offering, we intend to maintain our conservative approach to underwriting loans.

●
Building Core and Other Deposits. We currently offer NOW accounts, savings accounts and certificates of deposit. At December 31, 2008, certificates of deposit represented 67.8% of our total deposits. We intend to introduce new commercial checking accounts and focus on growing transaction deposit accounts after the conversion. Checking accounts, NOW accounts and savings accounts are generally lower-cost sources of funds than certificate of deposits and are less sensitive to withdrawal when interest rates fluctuate. As we grow our commercial loan portfolio, we expect to attract core deposits from our new commercial loan customers.

●
Offering New Products and Services. We are currently developing new products for our customers, including debit cards and on-line banking. We began offering debit cards in the fourth quarter of 2008. We anticipate implementing an online banking program in 2009. We expect that these new products will help to maintain and increase our deposit base and will attract business and retail customers.

●
Expanding Market Presence through New Offices. We intend to pursue opportunities to expand our franchise in our market area by opening additional banking offices and, possibly, through acquisitions of other financial institutions and banking related businesses. Our business plan contemplates opening a new branch office in St. Joseph, Missouri in 2010. The costs anticipated to be incurred to open a new branch office are expected to be approximately $1.0 million. We have no current plans, understandings or agreements with respect to any acquisitions.

●
Maintaining a Strong Capital Position. Our policy has always been to protect the safety and soundness of our institution through conservative risk management, sound operations and a strong capital position. We have consistently maintained capital in excess of regulatory requirements. Our equity to total assets ratio was 25.3% at December 31, 2008.

Comparison of Financial Condition at December 31, 2008 and December 31, 2007

          Total assets increased $3.4 million, or 18.3%, to $21.8 million at December 31, 2008, from $18.4 million at December 31, 2007. This increase was primarily the result of an increase of $2.1 million in interest earning deposits in other institutions, an increase of $458,000 in cash and cash equivalents, an increase of $525,000 in miscellaneous other asset categories, and an increase of $1.0 million in loans, partially offset by a decrease of $707,000 in available-for-sale securities.

          Interest-earning deposits increased $2.1 million, or 74.6%, to $4.8 million at December 31, 2008 from $2.8 million at December 31, 2007. This increase in interest-earning deposits was primarily due to the $2.1 million of subscription funds received in the stock conversion which were held in restricted deposit accounts at Midwest Federal Savings pending the closing of the stock offering.

          Available-for-sale securities decreased $707,000, or 11.8%, to $5.3 million at December 31, 2008 from $6.0 million at December 31, 2007. The change in securities was attributable to maturities and principal payments, purchases of securities, changes in market value of securities, and using more funds to service the growth in our loan portfolio. We expect that as our securities mature in the future, we will use such funds primarily to fund loan growth, thereby reducing the size of our securities portfolio as a percentage of total assets.

          Net loans increased $1.0 million, or 11.6%, to $10.0 million at December 31, 2008 from $9.0 million at December 31, 2007. The increase during this period reflected a continued emphasis in growing our loan portfolio in our market area.

          Our allowance for loan losses totaled $22,000 at December 31, 2008 and $18,000 at December 31, 2007. At December 31, 2008, our allowance for loan losses totaled 0.22% of total loans. Management will continue to monitor the allowance for loan losses as economic conditions and our performance dictate. Although we maintain our allowance for loan losses at a level which we consider to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

          Deposits increased $3.3 million, or 25.9%, to $16.2 million at December 31, 2008 from $12.9 million at December 31, 2007. The increase in deposits was due to market fluctuation and competition in our market area, $2.1 million held for stock conversion, as well as a more aggressive approach in seeking deposits for the institution.

          Total equity increased $23,000, or 0.42%, to $5.51 million at December 31, 2008 from $5.48 million at December 31, 2007, reflecting Midwest Federal’s net loss during the year ended December 31, 2008 of $71,000 along with the $94,000 increase in accumulated other comprehensive income. The unrealized loss on available-for-sale securities was $(17,000) at December 31, 2007, compared to an unrealized gain of $77,000 at December 31, 2008.

Comparison of Operating Results for the Years Ended December 31, 2008 and 2007

          Net Income (Loss). We experienced a net loss for the year ended December 31, 2008 of $(71,000) compared to net income of $6,000 for the year ended December 31, 2007. The decrease in net income resulted primarily from an increase of $115,000 in non-interest expense, reflecting higher salaries and higher employment benefits expense partially due to increased staffing. This was offset by an increase in net interest income of $25,000.

          Net Interest Income. For the year ended December 31, 2008, net interest income increased by $25,000, or 5.5%, to $483,000 from $458,000 for the year ended December 31, 2007. The increase reflected a decrease of $21,000 in interest income to $924,000 for 2008 from $945,000 for 2007, which was offset by a decrease of $46,000 in interest expense to $441,000 for 2008 from $487,000 for 2007. The decrease in interest income to $924,000 for 2008 from $945,000 for 2007 reflected decreased average balances of mortgage backed and investment securities and decreased rates interest earning deposits. The decrease in interest expense to $441,000 for 2008 from $487,000 for 2007 was primarily due to a decrease in rates paid on interest bearing liabilities.

          Our interest rate spread was 1.75% for 2008 compared to 1.45% for 2007. The net interest margin was 2.69% for 2008 compared to 2.54% for 2007.

          Provision for Loan Losses. The provision for loan losses is evaluated on a regular basis by our management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. The provision for loan losses was $4,000 for the year ended December 31, 2008 and $8,000 for the year ended December 31, 2007. There were no non-performing loans, loans delinquent 60 days or more, charge-offs or recoveries during the years ended December 31, 2008 or 2007.

          Recent weakness in economic conditions have had a severe impact on nationwide housing and financial markets, and the financial services industry in general. Continuation of these trends could adversely affect the local housing, construction and banking industries, and weaken the local economy. If borrowers are negatively affected by future adverse economic conditions, our non-performing assets may increase.

          Non-Interest Income. Non-interest income was $5,000 for the year ended December 31, 2008 and $2,000 for the year ended December 31, 2007.

          Non-Interest Expense. Non-interest expense increased by $115,000, or 25%, to $564,000 for the year ended December 31, 2008 from $449,000 for the year ended December 31, 2007, reflecting a $87,000 increase in salaries and employee benefits due to increased staffing and defined benefit plan expense. The balance of the increase resulted from increased depreciation on recent capital improvements, and smaller increases in various components of non-interest expense. We expect that our non-interest expense will increase in future years as a result of (i) expenses related to our growth strategy, (ii) expenses related to being a public company, and (iii) a proposed FDIC special assessment payable in 2009 of 20 basis points on all insured deposits, and an increase in ongoing FDIC insurance premiums.

          Income Taxes. The provision (credit) for income taxes decreased by $6,000 to $(9,000) for the year ended December 31, 2008 from $(3,000) for the year ended December 31, 2007.

Average Balances and Yields

          The following tables set forth average balance sheets, average yields and costs, and certain other information at the date and for the periods indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances where available; otherwise average monthly balances have been used. We did not have any non-accrual loans during the periods presented. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

	Years Ended December 31,
	2008			2007
	Average Outstanding Balance	Interest	Yield/Cost	Average Outstanding Balance	Interest	Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans	$9,873	$616	6.24%	$8,740	$547	6.26%
Available for sale securities	5,053	231	4.57	6,673	302	4.53
FHLB stock	82	5	6.10	143	6	4.20
Interest-earning deposits	2,922	72	2.46	2,501	90	3.60
Total interest-earning assets	17,930	924	5.15	18,057	945	5.23
Non-interest-earning assets	815			276
Total assets	$18,745			$18,333

Interest-bearing liabilities:
Savings deposits	$2,332	29	1.24	$2,227	27	1.21
Money market/NOW accounts	298	3	1.01	221	2	0.90
Certificates of deposit	10,338	409	3.96	10,418	458	4.40
Total deposits	12,968	441	3.40	12,866	487	3.79
Total interest-bearing liabilities	12,968			12,866
Non-interest-bearing liabilities	313			118
Total liabilities	13,281			12,984
Equity	5,464			5,349
Total liabilities and retained earnings	$18,745			$18,333

Net interest income		$483			$458
Net interest rate spread (1)			1.75%			1.45%
Net interest-earning assets (2)	$4,962			$5,191
Net interest margin (3)			2.69%			2.54%
Average of interest-earning assets to interest-bearing liabilities			138.26%			140.35%

(1)	Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearings liabilities for the period.
(2)	Net interest-earning assets represent the net effect of total interest-earning deposits and total interest-bearing liabilities.
(3)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.

Rate/Volume Analysis

          The following table presents the dollar amount of changes in interest income and interest expense for the major categories of our interest-earning assets and interest-bearing liabilities. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to (i) changes attributable to changes in volume (i.e., changes in average balances multiplied by the prior-period average rate) and (ii) changes attributable to rate (i.e., changes in average rate multiplied by prior-period average balances). For purposes of this table, changes attributable to both rate and volume which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Years Ended December 31, 2008 vs. 2007
	Increase (Decrease) Due to		Total Increase (Decrease) Rate
	Volume	Rate
	(Dollars in thousands)

Interest-earning assets:
Loans	$71	$(2)	$69
Available for sale securities	(73)	3	(70)
FHLB stock	(3)	2	(1)
Interest-earning deposits	15	(33)	(18)
Total interest-earning assets	10	(30)	(20)

Interest-bearing liabilities:
Savings deposits	1	—	1
NOW accounts	1	—	1
Certificates of deposit	(4)	(44)	(48)
Total deposits	(2)	(44)	(46)
Total interest-bearing liabilities	(2)	(44)	(46)
Change in net interest income (loss)	$12	$14	$26

Management of Market Risk

          General. Because the majority of our assets and liabilities are sensitive to changes in interest rates, our most significant form of market risk is interest rate risk. We are vulnerable to an increase in interest rates to the extent that our interest-bearing liabilities mature or reprice more quickly than our interest-earning assets. As a result, a principal part of our business strategy is to manage interest rate risk and limit the exposure of our net interest income to changes in market interest rates. Our Board of Directors is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors.

          We have emphasized the origination of fixed-rate mortgage loans for retention in our portfolio in order to maximize our net interest income. We accept increased exposure to interest rate fluctuations as a result of our investment in such loans. In a period of rising interest rates, our net interest rate spread and net interest income may be negatively affected. However, this negative impact is expected to be mitigated somewhat by the net proceeds from the offering which will support the future growth of our interest-earning assets. In addition, we have sought to manage and mitigate our exposure to interest rate risks in the following ways:

●	We maintain relatively high levels of short-term liquid assets. At December 31, 2008, our short-term liquid assets totaled $5.4 million;

●	We lengthen the weighted average maturity of our liabilities through retail deposit pricing strategies;

●	We invest in shorter- to medium-term securities and in securities with step-up rate features providing for increased interest rates prior to maturity according to a pre-determined schedule; and

●	We maintain high levels of capital.

In the future, we intend to take additional steps to reduce interest rate risk, including originating adjustable-rate residential mortgage loans and selling a portion of the fixed-rate residential loans that we originate in the secondary market.

          Net Portfolio Value. The Office of Thrift Supervision requires the computation of amounts by which the net present value of an institution’s cash flow from assets, liabilities and off-balance sheet items (the institution’s net portfolio value or “NPV”) would change in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of net portfolio value. The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measuring the interest rate sensitivity of net portfolio value. Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments. However, given the current relatively low level of market interest rates, an NPV calculation for an interest rate decrease of greater than 100 basis points has not been prepared. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the “Change in Interest Rates” column below. The Office of Thrift Supervision provides us the results of the interest rate sensitivity model, which is based on information we provide to the Office of Thrift Supervision to estimate the sensitivity of our net portfolio value.

          Quantitative Analysis. The table below sets forth, as of December 31, 2008, the estimated NPV that would result from the designated instantaneous changes in the U.S. Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

Change in Interest Rates (basis points) (1)	Estimated NPV (2)	Estimated Increase (Decrease) in NPV		NPV as a Percentage of Present Value of Assets (3)
				NPV Ratio (4)	Change in Basis Points
		Amount	Percent
	(Dollars in thousands)
+300	$5,185	$(789)	(13)%	24.09%	(209)
+200	5,574	(400)	(7)	25.25	(93)
+100	5,839	(135)	(2)	25.94	(24)
+50	5,917	(58)	(1)	26.10	(8)
0	5,974	—	—	26.18	—
-50	5,996	22	—	26.15	(3)
-100	6,008	33	1	26.11	(7)

(1)	Assumes an instantaneous uniform change in interest rates at all maturities.
(2)	NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3)	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4)	NPV Ratio represents NPV divided by the present value of assets.

          The table above indicates that at December 31, 2008, in the event of a 200 basis point increase in interest rates, we would experience a 7% decrease in net portfolio value. In the event of a 100 basis point decrease in interest rates, we would experience a 1% increase in net portfolio value

          Certain shortcomings are inherent in the methodologies used in determining interest rate risk through changes in net portfolio value. Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value tables presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value tables provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

Liquidity and Capital Resources

          Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments and maturities of securities. In addition, we have the ability to borrow funds from the Federal Home Loan Bank of Des Moines. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

          Our Board of Directors is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies. We believe that we have enough sources of liquidity to satisfy our short- and long-term liquidity needs as of December 31, 2008.

          We regularly monitor and adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand; (2) expected deposit flows; (3) yields available on interest-earning deposits and securities; and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits and short- and intermediate-term securities.

          Our most liquid assets are cash and cash equivalents and interest-earning deposits in other institutions. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2008, cash and cash equivalents totaled $594,000 and interest-earning deposits in other institutions totaled $4.8 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $5.3 million at December 31, 2008. On December 31, 2008, we had no outstanding borrowings from the Federal Home Loan Bank of Des Moines. We have the ability to borrow from the Federal Home Loan Bank of Des Moines, although we have not currently established any credit lines.

          At December 31, 2008, we had no loan commitments outstanding. In addition, at that date, we had no unused lines of credit to borrowers. Certificates of deposit due within one year of December 31, 2008 totaled $6.2 million, or 38.4% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other deposits and Federal Home Loan Bank advances. Depending on market conditions, we may be required to pay higher rates on such deposits or borrowings than we currently pay on the certificates of deposit due on or before December 31, 2009. We believe, however, based on past experience, that a significant portion of such deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

          Our primary investing activities are originating loans, and purchasing interest-earning deposits and securities. During the years ended December 31, 2008 and 2007, we originated $2.9 million and $1.9 million, respectively, of loans. During the years ended December 31, 2008 and 2007, we had net (purchases) proceeds of interest-earning deposits totaling $(2.1) million and $(1.2) million, respectively. During those periods, we had net decreases in securities of $707,000 and $1.3 million, respectively.

          Financing activities consist primarily of activity in deposit accounts. We experienced a net increase in total deposits of $3.3 million for the year ended December 31, 2008, and a net increase in total deposits of $93,000 for the year ended December 31, 2007. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors, and by other factors.

          Midwest Federal Savings is subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2008, Midwest Federal Savings exceeded all regulatory capital requirements. Midwest Federal Savings is considered “well capitalized” under regulatory guidelines. See Note 7 of the Notes to the Consolidated Financial Statements.

          The net proceeds from the stock offering will significantly increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of loans. Our financial condition and results of operations will be enhanced by the net proceeds from the stock offering, resulting in increased net interest-earning assets and net interest income. However, due to the increase in equity resulting from the net proceeds raised in the stock offering, our return on equity will be adversely affected following the stock offering.

Off-Balance Sheet Arrangements

          As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans we make. For additional information, see Note 12 of the Notes to the Consolidated Financial Statements.

Recent Accounting Pronouncements

          On January 1, 2008, Midwest Federal Savings adopted SFAS No. 157, Fair Value Measurements (SFAS No. 157), which defines fair value, establishes a comprehensive framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. Specifically, SFAS No. 157 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. The adoption and application of SFAS No. 157 did not have a material impact on the Midwest Federal Saving’s 2008 consolidated financial statements.

          In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment to FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in Statement 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. Some requirements apply differently to entities that do not report net income. The FASB’s stated objective in issuing this standard is as follows: “to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.”

          The fair value option established by Statement 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. Statement 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Midwest Federal Savings did not elect to apply the provisions of FASB Statement No. 159 to any of its financial instruments upon adoption or during the year ended December 31, 2008.

          In December 2007, the FASB issued Statement No. 141R (revised 2007), Business Combinations, which replaced Statement No. 141. Statement No. 141R retains the fundamental requirements of Statement No. 141, but revises certain principles, including the definition of a business combination, the recognition, and measurement of assets acquired and liabilities assumed in a business combination, the accounting for goodwill, and financial statement disclosure. This statement is effective for annual periods beginning after December 15, 2008. The Association is evaluating the impact, if any, the adoption of FASB Statement No. 141R will have on the Association’s consolidated financial statements.

Impact of Inflation and Changing Prices

          Our consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). U.S. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration of changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary

120 W. 12th Street, Suite 1200
Kansas City, MO 64105-1936
816.221.6300 Fax 816.221.6380 www.bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee and Board of Directors
Midwest Federal Savings and Loan Association of St. Joseph
St. Joseph, Missouri

We have audited the accompanying consolidated balance sheets of Midwest Federal Savings and Loan Association of St. Joseph as of December 31, 2008 and 2007, and the related consolidated statements of income, equity and cash flows for each of the three years in the period ended December 31, 2008. The Association’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Association is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Association’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midwest Federal Savings and Loan Association of St. Joseph as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10, the Association changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.

/s/ BKD, llp

Kansas City, Missouri
March 30, 2009

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Consolidated Balance Sheets
December 31, 2008 and 2007

	2008	2007

Assets

Cash and due from banks	$594,352	$136,272

Cash and cash equivalents	594,352	136,272

Interest-earning deposits in other institutions	4,800,000	2,750,000
Available-for-sale securities	5,284,222	5,991,162
Loans, net of allowance for loan losses of $22,000 and $18,000 at December 31, 2008 and 2007, respectively	10,041,270	9,000,862
Premises and equipment, net	394,334	254,720
Federal Home Loan Bank Stock, at cost	22,200	142,500
Interest receivable	86,738	85,603
Deferred Income Taxes	—	26,561
Prepaid Income Taxes	9,654	—
Prepaid conversion costs	503,109	—
Other	61,711	39,797

Total assets	$21,797,590	$18,427,477

Liabilities and Equity

Liabilities
Deposits
Savings, NOW and money market	$3,086,110	$2,266,323
Time	11,003,904	10,623,315
Subscription Proceeds	2,136,104	—

Total deposits	16,226,118	12,889,638

Advances from borrowers for taxes and insurance	12,061	10,635
Interest payable	4,167	6,549
Deferred Income Taxes	2,815	—
Other liabilities	47,020	38,071

Total liabilities	16,292,181	12,944,893

Equity
Retained earnings	5,428,846	5,499,689
Accumulated other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities net of income taxes of $(19,298) in 2008 and $8,100 in 2007	76,563	(17,105)

Total equity	5,505,409	5,482,584

Total liabilities and equity	$21,797,590	$18,427,477

See notes to consolidated financial statements.

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Consolidated Statements of Income
For the Years Ended December 31, 2008, 2007, and 2006

	2008	2007	2006

Interest Income
Interest and fees on loans	$616,392	$547,484	$415,746
Available-for-sale securities	230,516	301,842	334,012
Interest-earning deposits	71,993	89,316	91,528
Federal Home Loan Bank dividends	4,796	6,163	5,455

Total interest income	923,697	944,805	846,741

Interest Expense
Deposits	440,564	486,954	362,865

Net Interest Income	483,133	457,851	483,876

Provision for loan losses	4,000	8,000	5,000

Net Interest Income After Provision for Loan Losses	479,133	449,851	478,876

Noninterest Income

Other	5,176	2,156	1,884

Total noninterest income	5,176	2,156	1,884

Noninterest Expense
Salaries and employee benefits	366,652	279,680	286,376
Net occupancy expense	72,158	57,897	62,006
Deposit insurance premium	1,780	1,523	1,438
Depreciation	12,316	7,415	4,971
Other	111,472	102,289	107,104

Total noninterest expense	564,378	448,804	461,895

Income (Loss) Before Income Taxes	(80,069)	3,203	18,865

Credit for Income Taxes	(9,226)	(2,792)	(2,253)

Net Income (Loss)	$(70,843)	$5,995	$21,118

See notes to consolidated financial statements.

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Consolidated Statements of Equity
Years Ended December 31, 2008, 2007, and 2006

	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity

Balance, January 1, 2006	$—	5,472,576	$(135,245)	$5,337,331

Net income	21,118	21,118	—	21,118

Change in unrealized appreciation of available-for-sale securities, net of income taxes of $7,500	15,940	—	15,940	15,940
	$37,058

Balance, December 31, 2006		5,493,694	(119,305)	$5,374,389

Net income	5,995	5,995	—	5,995

Change in unrealized appreciation of available-for-sale securities, net of income taxes of $48,100	102,200	—	102,200	102,200
	$108,195

Balance, December 31, 2007		5,499,689	(17,105)	5,482,584

Net loss	(70,843)	(70,843)	—	(70,843)

Change in unrealized appreciation of available-for-sale securities, net of income taxes of $27,398	93,688	—	93,668	93,668
	$22,845
Balance, December 31, 2008		$5,428,846	$76,563	$5,505,409

See notes to consolidated financial statements.

MIDWEST FEDERAL SAVINGS AND LOAN ASSOCIATION OF ST. JOSEPH
AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008, 2007, and 2006

	2008	2007	2006

Operating Activities
Net income (loss)	$(70,843)	$5,995	$21,118
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,792	7,415	4,971
Amortization and accretion of securities	1,409	8,924	10,467
Provision for loan losses	4,000	8,000	5,000
Loss on disposal of premises and equipment	50	3,795	—
Deferred income taxes	1,978	(6,467)	(2,253)
Changes in:
Interest receivable	(1,135)	(14,422)	(2,090)
Prepaid income taxes	(9,654)	—	—
Other assets	(21,914)	(24,573)	1,447
Other liabilities and interest payable	6,567	18,702	(163)

Net cash provided by (used in) operating activities	(66,750)	7,369	38,497

Investing Activities
Net increase in loans	(1,042,989)	(230,293)	(3,597,727)
Purchases of securities	(1,996,250)	(205,000)	—
Net purchases of interest-earning deposits	(2,050,000)	(1,150,000)	(275,000)
Proceeds from maturities of securities	2,000,000	500,000	1,000,000
Proceeds from membership stock repurchase	120,300	—	—
Principal reductions of mortgage backed securities	821,428	1,042,449	1,006,898
Proceeds from disposal of property and equipment	—	—	13,754
Purchases of property and equipment	(162,456)	(69,156)	(31,234)

Net cash used in investment activities	(2,309,967)	(112,000)	(1,883,309)

Financing Activities
Net increase (decrease) in savings, NOW
and money market accounts	819,787	(406,189)	(571,946)
Net increase in time deposits	380,589	498,582	2,315,870
Net increase in prepaid conversion costs	(503,109)	—	—
Net increase in subscription proceeds deposits	2,136,104	—	—
Net increase (decrease) in advances from borrowers for taxes and insurance	1,426	(646)	5,231

Net cash provided by financing activities	2,834,797	91,747	1,749,155

Increase (Decrease) in Cash and Cash Equivalents	458,080	(12,884)	(95,657)

Cash and Cash Equivalents, Beginning of Year	136,272	149,156	244,813

Cash and Cash Equivalents, End of Year	$594,352	$136,272	$149,156

Supplemental Cash Flows Information

Interest paid	$436,895	$489,419	$381,545

Income taxes paid (net of refunds)	$924	$2,334	$1,046

See notes to consolidated financial statements.

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Midwest Federal Savings and Loan Association (The Association) was incorporated in 1923 for the purpose of providing and servicing loans and customer deposit accounts. The Association has been operating pursuant to a Federal Charter since 1932, and is currently regulated by the Office of Thrift Supervision.

The Association provides a variety of financial services to individual customers located in northwest Missouri. The primary deposit products of the Association include time deposits, passbook savings accounts and demand deposits. Mortgage loans to individuals are the primary lending product of the Association. The Association also participates in home mortgage pools through the Federal Home Loan Mortgage Corporation (“Freddie Mac”). The Association is subject to competition from other financial institutions. The Association is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Principles of Consolidation

The consolidated financial statements include the accounts of Midwest Federal Savings and Loan Association as well as its wholly owned subsidiary, MFS Financial Services, Inc., an insurance agency, which is currently inactive. All significant intercompany balances and transactions have been eliminated in consolidation.

Operating Segment

The Association provides community banking services, including such products and services as loans, time deposits, savings accounts, mortgage originations and insurance services. These activities are reported as a single operating segment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

Note 1:	Nature of Operations and Summary of Significant Accounting Policies (Continued)

Use of Estimates (Continued)

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Cash Equivalents

The Association considers all liquid investments with original maturities of three months or less to be cash equivalents.

Securities

Available-for-sale securities, which include any security for which the Association has no immediate plan to sell, but which may be sold in the future, are carried at fair value. Realized gains and losses, based on amortized cost of the specific security, are included in other income. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income. Premiums and discounts are amortized and accreted, respectively, to interest income using a method which approximates the level-yield method over the period to maturity.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. The interest on these loans is generally accounted for on a cost recovery basis, meaning interest is not recognized until the full past due balance has been collected. Loans may be returned to accrual status when all the principal and interest amounts contractually due are brought current, and future payments are reasonably assured.

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

Note 1:	Nature of Operations and Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses

The allowance for loan losses is established in an amount that represents the amount of reasonably estimable known and inherent losses in the portfolio, and is established through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the composition and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Association will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Association does not separately identify individual consumer and residential loans for impairment measurements.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense on the straight-line method, over the estimated useful lives of the assets.

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

Note 1:	Nature of Operations and Summary of Significant Accounting Policies (Continued)

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Current Accounting Developments

On January 1, 2008, the Association adopted SFAS No. 157, Fair Value Measurements (SFAS No. 157), which defines fair value, establishes a comprehensive framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. Specifically, SFAS No. 157 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. The adoption and application of SFAS No. 157 did not have a material impact on the Association’s 2008 consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment to FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in Statement 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. Some requirements apply differently to entities that do not report net income. The FASB’s stated objective in issuing this standard is as follows: “to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.”

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

Note 1:	Nature of Operations and Summary of Significant Accounting Policies (Continued)

Current Accounting Developments (Continued)

The fair value option established by Statement 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. Statement 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Association did not elect to apply the provisions of FASB Statement No. 159 to any of its financial instruments upon adoption or during the year ended December 31, 2008.

 In December 2007, the FASB issued Statement No. 141R (revised 2007), Business Combinations, which replaced Statement No. 141. Statement No. 141R retains the fundamental requirements of Statement No. 141, but revises certain principles, including the definition of a business combination, the recognition, and measurement of assets acquire and liabilities assumed in a business combination, the accounting for goodwill, and financial statement disclosure. This statement is effective for annual periods beginning after December 15, 2008. The Association is evaluating the impact, if any, the adoption of FASB Statement No. 141R will have on the Association’s consolidated financial statements.

Note 2:	Securities

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-For-Sale Securities:
December 31, 2008:
U.S. Government Agencies	$1,999,905	$43,540	$—	$2,043,445
Municipal securities	205,000	813	—	205,813
Mortgage-backed securities	2,987,021	50,959	3,016	3,034,964

	$5,191,926	$95,312	$3,016	$5,284,222

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

Note 2:	Securities (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
December 31, 2007:
U.S. Government agencies	$1,999,569	$23,280	$1,909	$2,020,940
Municipal securities	205,000	1,823	—	206,823
Mortgage-backed securities	3,811,798	7,093	55,492	3,763,399

	$6,016,367	$32,196	$57,401	$5,991,162

All mortgage-backed securities at December 31, 2008 and 2007, were issued by government-sponsored enterprises.

Interest receivable for investments totaled $57,517 and $53,239 at December 31, 2008 and 2007, respectively.

The amortized cost and fair value of available-for-sale securities, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value

Within one year	$105,000	$105,389
One to five years	1,099,905	1,139,179
After ten years	1,000,000	1,004,690
Mortgage-backed securities	2,987,021	3,034,964

Totals	$5,191,926	$5,284,222

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2008 and 2007, was $437,489 and $4,304,986, which is approximately 8% and 72%, respectively, of the Association’s available-for-sale investment portfolio. These declines primarily resulted from increases in market interest rates.

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

Note 2:	Securities (Continued)

Based on evaluation of available evidence, including recent changes in market interest rates, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows the Association’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	December 31, 2008
	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Mortgage-backed securities	$1,025	$1	$436,464	$3,015	$437,489	$3,016

Total temporarily impaired securities	$1,025	$1	$436,464	$3,015	$437,789	$3,016

	December 31, 2007
	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

U.S. government	$—	$—	$1,497,660	$1,909	$1,497,660	$1,909

Mortgage-backed securities	$—	$—	$2,807,326	$55,492	$2,807,326	$55,492

Total temporarily impaired securities	$—	$—	$4,304,986	$57,401	$4,304,986	$57,401

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

Note 3:	Loans and Allowance for Loan Losses

Categories of loans at December 31, include:

	2008	2007
Residential real estate
One-to-four family residential	$9,738,689	$8,652,503
Construction	—	280,400
Commercial real estate	100,000	—
Commercial	199,971	65,826
Consumer	28,089	25,031

Total loans	10,066,749	9,023,760

Less
Net deferred loan fees, premiums and discounts	3,479	4,898
Allowance for loan losses	22,000	18,000

Net loans	$10,041,270	$9,000,862

Interest receivable for loans totaled $29,221 and $32,364 at December 31, 2008 and 2007, respectively. Activity in the allowance for loan losses was as follows:

	2008	2007	2006

Balance, beginning of year	$18,000	$10,000	$5,000

Provision charged to expense	4,000	8,000	5,000

Balance, end of year	$22,000	$18,000	$10,000

The Association had no nonaccrual loans or loans past due ninety days or more still accruing interest at December 31, 2008 and 2007.

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

Note 4:	Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2008	2007

Land	$132,401	$132,401
Buildings and improvements	386,839	247,714
Furniture and fixtures	201,068	175,950
	720,308	556,065
Less accumulated depreciation	325,974	301,345

Net premises and equipment	$394,334	$254,720

Note 5:	Interest-bearing Deposits

Interest-bearing time deposits in denominations of $100,000 or more were $2,063,052 on December 31, 2008, and $1,573,245 on December 31, 2007.

At December 31, 2008, the scheduled maturities of time deposits are as follows:

2009	$6,236,083
2010	2,054,824
2011	922,691
2012	246,603
2013	1,543,703

$11,003,904

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

Note 5:	Interest-bearing Deposits (Continued)

Major categories of interest expense are as follows:

	December 31,
	2008	2007	2006

Certificates of deposits	$409,263	$456,207	$326,741
Savings	28,740	28,745	33,866
Now accounts	2,561	2,002	2,258

	$440,564	$486,954	$362,865

Note 6:	Income Taxes

The Association and its subsidiary file separate federal income tax returns on a calendar year basis. The Association conformed to certain provisions of the Internal Revenue Code, which permitted it a special tax deduction. The deduction was limited generally to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the qualifying deductions are used for purposes other than absorbing loan losses, they will be subject to federal income tax at the then current corporate rate. The Association did not meet these conditions for the periods ended December 31, 2008, 2007, or 2006.

The provision (credit) for income taxes includes these components:

	2008	2007	2006

Taxes currently payable	$(11,204)	$3,675	$—
Deferred income taxes	1,978	(6,467)	(2,253)

Income tax expense (credit)	$(9,226)	$(2,792)	$(2,253)

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

Note 6:	Income Taxes (Continued)

A reconciliation of income tax expense at the statutory rate to the Association’s actual income tax expense is shown below:

	2008	2007	2006

Computed at the statutory rate (15% for 2008 and 34% for 2007 and 2006)	$(12,010)	$1,080	$6,414
Increase (decrease) resulting from:
Tax exempt dividends	(74)	(214)	(190)
Nondeductible expenses	128	333	216
State income taxes	(4,764)	(164)	(687)
Graduated rates	—	(3,644)	(4,685)
Change to effective rate applied to deferred taxes	8,446	—	—
Other	(952)	(183)	(3,321)

Actual tax expense (credit)	$(9,226)	$(2,792)	$(2,253)

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2008	2007
Deferred tax assets:
Allowance for loan losses	$4,840	$7,380
Accrued compensated absences	2,340	3,929
Bond premium amortization	2,766	5,100
Accrued audit fees	638	—
Net operating loss carryforward	6,647	—
Prepaid expenses	—	3,190
Unrealized losses on available-for-sale securities	—	8,100

	17,231	27,699
Deferred tax liabilities:
Unrealized gain on available-for-sale securities	(19,298)	—
Other	(748)	(1,138)
	(20,046)	(1,138)

Net deferred tax asset (liability)	$(2,815)	$26,561

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

Note 6:	Income Taxes (Continued)

Retained earnings, at December 31, 2008 and 2007, include approximately $839,000 for which no deferred federal income tax liability has been recognized. These amounts represent an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $325,000 at December 31, 2008 and 2007. As of December 31, 2008 the Association had a net operations loss carryforward totaling approximately $34,000 that expires in 2028.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of SFAS No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Association adopted FIN 48 as of January 1, 2007, and the adoption had no significant impact on the Association’s consolidated financial statements. The Association and subsidiary file income tax returns in the U.S. federal jurisdiction and the state jurisdiction of Missouri. With few exceptions, the Association is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2005.

Note 6:	Regulatory Matters

The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Association’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2008 and 2007, that the Association meets all capital adequacy requirements to which it is subject.

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007, and 2006

Note 7:	Regulatory Matters (Continued)

As of December 31, 2008, the most recent notification from The Office of Thrift Supervision (OTS) categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Association must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Association’s category.

The Association’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2008:
Total capital (to risk-weighted assets)	$5,451,000	65.5%	$665,000	8.0%	$832,000	10.0%

Tier I capital (to risk-weighted assets)	5,429,000	65.3%	N/A	N/A	499,000	6.0%

Tier I capital (to average assets)	5,429,000	25.0%	869,000	4.0%	1,086,000	5.0%

Tangible capital (to adjusted tangible assets)	5,429,000	25.0%	326,000	1.5%	N/A	N/A

As of December 31, 2007:
Total capital (to risk-weighted assets)	$5,518,000	85.3%	$518,000	8.0%	$647,000	10.0%

Tier I capital (to risk-weighted assets)	5,500,000	85.0%	N/A	N/A	388,000	6.0%

Tier I capital (to average assets)	5,500,000	30.0%	733,000	4.0%	916,000	5.0%

Tangible capital (to adjusted tangible assets)	5,500,000	30.0%	275,000	1.5%	N/A	N/A

The Association is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2008, approximately $4,995,000 of retained earnings were available for dividend declaration without prior regulatory approval.

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007, and 2006

Note 7:	Regulatory Matters (Continued)

The following table summarizes the relationship between the Association’s capital and regulatory requirements.

	December 31
	2008	2007
GAAP Capital (Consolidated)
Adjustment for regulatory capital:	$5,505,000	$5,483,000
Reverse the effect of SFAS No 115	(76,000)	17,000
Tangible Capital	5,429,000	5,500,000
Tier 1 capital (core capital)	5,429,000	5,500,000
Qualifying general valuation allowance	22,000	18,000
Risk-based capital	5,451,000	5,518,000

Note 8:	Related Party Transactions

At December 31, 2008 and 2007, the Association had loans outstanding to executive officers, directors, and their affiliates (related parties), in the amount of $234,445 and $240,653, respectively. Related party transactions for 2008 and 2007 were as follows:

	2008	2007

Balance, beginning of year	$240,653	$245,868
New loans	—	—
Repayments and reclassifications	(6,208)	(5,215)
	$234,445	$240,653

In management’s opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management’s opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Deposits from related parties held by the Association, at December 31, 2008 and 2007, totaled $585,705 and $296,068, respectively.

Included in deposits are subscription proceeds received from future shareholder for the purchase of stock for St. Joseph Bancorp, Inc. (See Note 13).

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007, and 2006

Note 9:	Employee Benefit Plan

The Association participates in a multi-employer defined benefit pension plan. The Plan provides benefits to all of the Association’s eligible employees. The Plan is funded through Association contributions to a nationwide plan for savings and loan associations. The Association made payments or contributions of $61,996, $51,507 and $34,230 during the years ended December 31, 2008, 2007 and 2006, respectively. The Association’s policy is to fund all current and prior period service costs as notified by the Financial Institutions Retirement Fund executive committee.

Note 10:	Fair Value of Financial Instruments

Effective January 1, 2008, the Association adopted Statements of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the assets or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact.

SFAS No. 157 requires the use of valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007, and 2006

Note 10:	Fair Value of Financial Instruments (Continued)

Level 1:
Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2:
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3:
Inputs to the valuation methodology are unobservable and significant to the fair value measurements. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following table presents the balances of assets measured at fair value on a recurring basis by level as of December 31, 2008:

Description	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:

Available-for-sale securities	$5,284,222	$—	$5,284,222	$—

Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the securities credit rating, prepaying assumptions and other factors such as credit loss assumptions. Level 2 securities include U.S. government agency securities, mortgage-backed securities (including pools and collateralized mortgage obligations), municipal bonds, and corporate-debt securities.

SFAS No. 107, Disclosures about Fair value of Financial Instruments, requires disclosure of the fair value of financial assets and liabilities, including assets that are not measured and reported at fair value under FAS No. 157 on a recurring and non-recurring basis. In the table below, the following methods were used to estimate the fair value of all other financial instruments:

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007, and 2006

Note 10:	Fair Value of Financial Instruments (Continued)

Cash and Cash Equivalents, Interest-earning Deposits and Federal Home Loan Bank Stock

The carrying amount approximates fair value.

Securities

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

Deposits

Deposits include savings accounts, NOW accounts and certain money market deposits. The carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest approximates its fair value.

Advances From Borrowers for Taxes and Insurance

The carrying amount approximates fair value.

The following table presents estimated fair values of the Association’s financial instruments in accordance with FAS 107, not previously disclosed at December 31, 2008 and 2007.

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007, and 2006

Note 10:	Fair Value of Financial Instruments (Continued)

	December 31, 2008		December 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$594,352	$594,352	$136,272	$136,272
Interest-earning deposits	4,800,000	4,800,000	2,750,000	2,750,000
Available-for-sale securities	5,284,222	5,284,222	5,991,162	5,991,162
Loans, net of allowance for loan losses	10,041,270	10,054,233	9,000,862	8,988,054
Federal Home Loan
Bank stock	22,200	22,200	142,500	142,500
Interest receivable	86,738	86,738	85,603	85,603
Financial liabilities
Deposits	16,226,118	16,386,691	12,889,638	12,984,735
Advances from borrowers for taxes and insurance	12,061	12,061	10,635	10,635
Interest payable	4,167	4,167	6,549	6,549

Note 11:	Significant Estimates, Concentrations, and Current Economic Conditions

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk.

The current economic environment presents financial institutions with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Association.

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007, and 2006

Note 11:	Significant Estimates, Concentrations, and Current Economic Conditions (Continued)

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, and capital that could negatively impact the Association’s ability to meet regulatory capital requirements and maintain sufficient liquidity.

Note 12:	Commitments and Credit Risk Mortgage

Commitments to Originate Mortgage Loans

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2008 and 2007, the Association had no outstanding commitments to originate mortgage loans.

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007, and 2006

Note 13:	Other Expenses

Other operating expenses consist of the following:

	2008	2007	2006

Audits and supervisory exams	$17,742	$25,098	$19,678
Marketing	23,062	23,317	32,432
Franchise and other taxes	16,937	13,105	13,175
Insurance	9,295	8,284	10,125
Dues	1,584	4,375	4,060
Supplies	9,911	3,867	6,494
Legal	3,600	3,600	3,600
Travel	2,084	2,629	2,852
Other	27,257	18,014	14,688

	$111,472	$102,289	$107,104

Note 14:	Plan of Conversion

On July 9, 2008, the Association’s Board of Directors approved a plan (the “Plan”) to convert from a federally-chartered mutual savings association to a federally-chartered stock savings association, subject to approval by its members. The Plan, which included a formation of a holding company, St. Joseph Bancorp, Inc., to own all of the outstanding stock of the Association, was approved by the Office of Thrift Supervision (OTS) and included the filing of a registration statement with the Securities and Exchange Commission, which occurred on November 21, 2008.

The Plan called for the common stock of the holding company to be offered to various parties in a subscription offering at a price based on an independent appraisal of the Association, which was determined to be $10 per share. Shares that were not purchased in the subscription offering were offered in a community offering. The Association may not declare or pay a cash dividend if the effect thereof would cause its net worth to be reduced below either the amount required for the liquidation account discussed below or the regulatory capital requirements imposed by the OTS.

At the time of conversion, the Association established a liquidation account in an amount equal to its retained earnings as reflected in the latest balance sheet used in the final conversion prospectus. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their deposit accounts in the Association after conversion. In the event, eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account before any liquidation may be made with respect to common stock.

Midwest Federal Savings and Loan Association
of St. Joseph and its subsidiary
Notes to Consolidated Financial Statements
December 31, 2008, 2007, and 2006

Note 14:	Plan of Conversion (Continued)

All costs incurred by the Association related to the Plan are being capitalized and are included in the line “Prepaid conversion costs” in the accompanying balance sheet. Conversion costs totaled $503,109 at December 31, 2008.

On January 30, 2009, St. Joseph Bancorp, Inc. announced it completed its initial public stock offering in connection with the Plan. The Company issued a total of 376,918 shares of its common stock for an aggregate of $3,769,180 in total offering proceeds. The common stock is quoted on the OTC Bulletin Board under the symbol “SJBA”. Included in the Association’s total deposits is $2,136,104 of proceeds received from the offering through December 31, 2008.

Note 15:	Subsequent Event

On February 27, 2009, the Federal Deposit Insurance Corporation (FDIC) adopted an interim rule imposing a 20 basis point special assessment on the deposits of insured financial institutions as of June 30, 2009, to be collected on September 30, 2009. The interim rule also permits the Board to impose additional emergency special assessments after June 30, 2009, of up to 10 basis points. The interim rule is available for comment for 30 days from the above date, at which time a final ruling will be made.

STOCKHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Stockholders will be held at 3:00 p.m. on May 27, 2009 at the executive office of Midwest Federal Savings & Loan Association, 1901 Frederick Avenue, St. Joseph, Missouri 64501.

Stock Listing
The Company’s Common Stock trades on the Over the Counter Bulletin Board under the symbol “SJBA”. Trading commenced February 2, 2009.

Special Counsel
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 400
Washington, D.C. 20015

Independent Registered Public Accounting Firm
BKD, LLP
120 West 12th Street, Suite 1200
Kansas City, MO 64105-1936

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

If you have any questions concerning your stockholder account, please call our transfer agent, noted above, at (800) 368-5948. This is the number to call if you require a change of address, records or information about lost certificates.

Annual Report on Form 10-K
A copy of the Company’s Form 10-K for the fiscal year ended December 31, 2008 will be furnished without charge to stockholders upon written request to the Secretary, St. Joseph Bancorp, Inc., 1901 Frederick Avenue, St. Joseph, Missouri 64501.

DIRECTORS AND OFFICERS

Directors	Officers
Ralph E. Schank
Chairman of the Board
President & Chief Executive Officer

Billy D. Cole
Executive Vice President

Kirby O. Brooner
Sales & Risk Management, Brooner & Associates
Construction, Inc.

George T. Hopkins, III
Building Development Supervisor, City of St.
Joseph, Missouri

James L. Rockwell, Jr.
Retired

John R. Wray
Realtor, Prudential Summers Realtors
Ralph E. Schank President and Chief Executive Officer Billy D. Cole Executive Vice President Barbara V. Elder Vice President