Form 10-K, Exhibit 13
period 2009-12-31
St. Joseph Bancorp, Inc.
filed 2010-03-31
CIK 1444277

EXHIBIT 13
ST. JOSEPH BANCORP, INC.
2009 ANNUAL REPORT TO STOCKHOLDERS

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

Table of Contents

Letter from the President	2
Selected Consolidated Financial and Other Data	3
Management’s Discussion and Analysis of Financial Condition and Results of Operations	5
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Income	F-4
Consolidated Statements of Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7
Stockholder Information	Inside Back Cover
Directors and Officers	Inside Back Cover

LETTER FROM THE PRESIDENT

Dear Stockholders:

On behalf of the Board of Directors, Management and Employees of St. Joseph Bancorp, Inc., I am pleased to present our 2009 Annual Report to Stockholders.  On January 30, 2009, St. Joseph Bancorp, Inc. became a reality with the successful completion of our stock offering and the conversion of Midwest Federal Savings and Loan Association of St. Joseph from a mutual to a stock form of organization.  This report represents the first year in which we have operated under that structure.

The economic environment in 2009 continued to present many challenges in general, and the banking sector in particular struggled to work out of the deepest recession the United States economy has experienced in decades.  The unemployment rate rose, and many banks experienced significant deterioration in asset quality and liquidity.  Many banks failed and it’s likely more will fail in future months.

Despite the ongoing financial turmoil, we continue to be very optimistic about the future of this bank.  During 2009, we did not experience the deterioration in assets that other banks saw.  In fact, our level of non-performing assets and past-due loans remains at $0.  That remains true even as net loan balances grew $2.8 million in 2009 and total assets grew $1.4 million.  Total interest income increased $108,000 and interest expense decreased $23,000 resulting in an increase of $131,000 in net interest income.

Although our asset quality remains strong, we have also faced financial challenges.  Legal, accounting and audit fees associated with our new status as an SEC regulated company have added $208,000 to a total increase of $328,000 in non-interest expense.  Salaries and marketing expense also increased as a result of our growth strategy to add staff and promote products that will meet the needs of our customers over the long term.  Our fundamental strategy is to continue to grow net interest income and other revenue sources in order to achieve long term profitability.

Last, let me address shareholder value.  When we joined together with our shareholders to create this publicly-owned organization in 2009, we understood that shares of St. Joseph Bancorp, Inc. would not likely be actively traded.  At this time in fact, I am unaware of any publicly documented trades that would provide a market indication of value.  That being the case, I will refer to another commonly used metric to provide a measurement of  value: per-share book value of $20.88.  To be sure, that approach reflects a long-term view of the value of an investment, but our approach is designed to focus on the long-term total return on investment.

We will continue to consider opportunities in the short-term to enhance value.  At the same time, we intend to use a long-term yardstick as a guide to our stewardship of this business and to the total return for our stockholders.  We believe that is the best way to honor your trust in us.

Yours truly,

/s/ Ralph Schank
Ralph Schank
Chairman of the Board
President and Chief Executive Officer

ST. JOSEPH BANCORP, INC.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth selected consolidated financial and other data of St. Joseph Bancorp, Inc. and its subsidiaries at the dates and for the periods indicated.  The selected data is derived in part from the audited consolidated financial statements of St. Joseph Bancorp, Inc.  For additional information, reference is made to “Management’s Discussions and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements of St. Joseph Bancorp, Inc. and related notes included elsewhere in this Annual Report.  St. Joseph Bancorp, Inc. became the holding company for Midwest Federal Savings on January 30, 2009.  Prior to that date St. Joseph Bancorp, Inc. had no significant assets, revenues or expenses.

	At December 31,
	2009	2008	2007
	(Dollars in thousands)
Selected Financial Condition Data:

Total assets	$23,241	$21,798	$18,427
Cash due from banks	1,311	594	136
Interest earning deposits in other institutions	4,196	4,800	2,750
Loans, net	12,828	10,041	9,001
Available-for-sale securities	4,260	5,284	5,991
Deposits	15,279	16,226	12,890
Stockholders’ Equity	7,868	5,505	5,483

	For the Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Selected Operating Data:

Interest income	$1,032	$924	$945
Interest expense	418	441	487
Net interest income	614	483	458
Provision for loan losses	41	4	8
Net interest income after provision for loan losses	573	479	450
Non-interest income	7	5	2
Non-interest expense	893	564	449

Income (loss) before income tax expense	(313)	(80)	3
Credit for income taxes	(16)	(9)	(3)

Net income (loss)	$(297)	$(71)	$6

	At or For the Years Ended December 31,
	2009	2008	2007

Selected Financial Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net income (loss) to average total assets)	(1.30)%	(0.38)%	0.03%
Return on equity (ratio of net income (loss) to average equity)	(4.61)%	(1.30)%	0.11%
Interest rate spread (1)	2.16%	1.75%	1.45%
Net interest margin (2)	2.82%	2.69%	2.54%
Efficiency ratio (3)	143.80%	115.57%	97.61%
Non-interest expense to average total assets	3.90%	3.01%	2.45%
Average interest-earning assets to average interest-bearing liabilities	134.37%	138.26%	140.35%
Loans to deposits	83.96%	61.88%	69.83%

Asset Quality Ratios:
Non-performing assets to total assets	—%	—%	—%
Non-performing loans to total loans	—%	—%	—%
Allowance for loan losses to non-performing loans	—%	—%	—%
Allowance for loan losses to total loans	0.49%	0.22%	0.20%

Capital Ratio:
Average equity to average assets	28.12%	29.15%	29.18%
Equity to total assets at end of period	33.85%	25.25%	29.76%
Total capital to risk-weighted assets	74.61%	65.50%	85.30%
Tier 1 capital to risk-weighted assets	73.92%	65.30%	85.00%
Tier 1 capital to average assets	30.66%	25.00%	30.00%

Other Data:
Number of full service offices	1	1	1

(1)	Represents the difference between the weighted-average yield on interest-earnings assets and the weighted-average cost of interest-bearing liabilities for the period.
(2)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(3)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

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

Overview

Our results of operations depend mainly on our net interest income, which is the difference between the interest income we earn on our loan and investment portfolios and the interest expense we pay on our deposits.  Results of operations are also affected by provisions for loan losses, and other miscellaneous income.  Our noninterest expense consists primarily of compensation and employee benefits, office occupancy, professional fees and general administrative expenses.

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

In 2009, our non-interest expenses increased as a result of the increased costs associated with managing a public company and increased compensation expenses associated with the employee stock ownership plan.  In 2010, we will continue to be affected by such expenses and may incur increased expenses as a result of the adoption of a stock-based incentive plan, if approved by St. Joseph Bancorp, Inc.’s stockholders.  In addition, we expect that our non-interest expenses will increase as a result of our branch expansion plans, and our plan to hire additional employees.

Critical Accounting Policies

In reviewing and understanding financial information for St. Joseph Bancorp, Inc., you are encouraged to read and understand the significant accounting policies used in preparing our financial statements.  These policies are described in Note 1 of the Notes to our Consolidated Financial Statements. The accounting and financial reporting policies of St. Joseph Bancorp, Inc. conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.  Accordingly, the financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available.  These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented.  The following accounting policy comprises those that management believes is the most critical to aid in fully understanding and evaluating our reported financial results.  This policy requires numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations, which may significantly affect our reported results and financial condition for the period, or in future periods.

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

Comparison of Financial Condition at December 31, 2009 and December 31, 2008

Total assets increased $1.4 million, or 6.6%, to $23.2 million at December 31, 2009, from $21.8 million at December 31, 2008.  This increase was primarily the result of an increase of $2.8 million in loans, an increase of $397,000 in interest-earning deposits in other institutions, a decrease of $284,000 in cash and cash equivalents, a decrease of $1.0 million in available-for-sale securities, and a decrease of $503,000 in prepaid conversion costs.

Interest-earning deposits decreased $604,000, or 12.6%, to $4.2 million at December 31, 2009 from $4.8 million at December 31, 2008.  This increase in interest-earning deposits was primarily due to a transfer of funds from the available-for-sale securities category which were then invested in interest-earning deposits at other institutions.

Available-for-sale securities decreased $1.0 million, or 19.4%, to $4.3 million at December 31, 2009 from $5.3 million at December 31, 2008.  The change in securities was primarily attributable to a $1.0 million mortgage-backed security that was called during 2009.  We expect that as our securities mature in the future, we will use such funds primarily to fund loan growth, thereby reducing the size of our securities portfolio as a percentage of total assets.

Net loans increased $2.8 million, or 27.8%, to $12.8 million at December 31, 2009 from $10.0 million at December 31, 2008.  The increase during this period reflected a continued emphasis in growing our loan portfolio in our market area.

Our allowance for loan losses totaled $64,000 at December 31, 2009 and $22,000 at December 31, 2008.  At December 31, 2009, our allowance for loan losses totaled 0.49% of total loans.  Management will continue to monitor the allowance for loan losses as economic conditions and our performance dictate.  Although we maintain our allowance for loan losses at a level which we consider to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

Deposits decreased $947,000, or 5.8%, to $ 15.3 million at December 31, 2009 from $16.2 million at December 31, 2008.  This decrease was primarily due to subscription proceeds in the amount of $2.1 million held by the Association at December 31, 2008, that were applied to proceeds from common stock issued January 30, 2009.  This was offset by market fluctuation and competition in our market area, as well as a more aggressive approach in seeking deposits for the institution.

Total stockholders’ equity increased $2.4 million, or 43.1% to $7.9 million at December 31, 2009 from $5.5 million at December 31, 2008.  This increase was the result of net proceeds received from the issuance of common stock in the amount of $2.7 million offset by a net loss in the amount of $297,000 for the year ended December 31, 2009 and a $3,800 decrease in accumulated other comprehensive income.  The net unrealized gain on available-for-sale securities was $77,000 at December 31, 2008, compared to a net unrealized gain of $73,000 at December 31, 2009.

Comparison of Operating Results for the Years Ended December 31, 2009 and 2008

Net Income (Loss).  We experienced a net loss for the year ended December 31, 2009 of $(297,000) compared to a net loss of $(71,000) for the year ended December 31, 2008.  The increase in net loss resulted primarily from an increase of $328,000 in non-interest expense, reflecting higher salaries and higher employment benefits expense partially due to increased staffing, and increased legal and audit fees.  This was partially offset by an increase in net interest income of $131,000.

Net Interest Income.  For the year ended December 31, 2009, net interest income increased by $131,000, or 27.1%, to $614,000 from $483,000 for the year ended December 31, 2008.  The increase reflected an increase of $108,000 in interest income to $1.0 million for 2009 from $924,000 for 2008,  in addition to a decrease of $23,000 in interest expense to $418,000 for 2009 from $441,000 for 2008.  The increase in interest income to $1.0 million for 2009 from $924,000 for 2008 primarily reflected increased average balances of loans, investment securities and interest-earning deposits and decreased rates on interest earning deposits.  The decrease in interest expense to $418,000 for 2009 from $441,000 for 2008 was primarily due to a decrease in rates paid on interest bearing liabilities.

Our interest rate spread was 2.16% for 2009 compared to 1.75% for 2008.  The net interest margin was 2.82% for 2009 compared to 2.69% for 2008.

Provision for Loan Losses.  The provision for loan losses is evaluated on a regular basis by our management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.  The provision for loan losses was $42,000 for the year ended December 31, 2009 and $4,000 for the year ended December 31, 2008.  There were no non-performing loans, loans delinquent 90 days or more, charge-offs or recoveries during the years ended December 31, 2009 or 2008.

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

Non-Interest Income.  Non-interest income was $7,000 for the year ended December 31, 2009 and $5,000 for the year ended December 31, 2008.

Non-Interest Expense.  Non-interest expense increased by $328,000, or 58.1%, to $892,000 for the year ended December 31, 2009 from $564,000 for the year ended December 31, 2008, reflecting a $61,000 increase in salaries and employee benefits due to increased staffing and defined benefit plan expense.   The balance of the increase resulted primarily from increased legal fees and audit fees.  We anticipated our non-interest expense would increase as a result of (i) expenses related to our growth strategy, (ii) expenses related to being a public company, and (iii) a proposed FDIC special assessment payable in 2009 of 20 basis points on all insured deposits, and an increase in ongoing FDIC insurance premiums.

Income Taxes.  The credit for income taxes increased by $7,000 to $(16,000) for the year ended December 31, 2009 from $(9,000) for the year ended December 31, 2008.

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

	Years Ended December 31,
	2009			2008
	Average Outstanding Balance	Interest	Yield/Cost	Average Outstanding Balance	Interest	Yield/ Cost
	(Dollars in thousands)

Interest-earning assets:
Loans	$11,410	$692	6.06%	$9,873	$616	6.24%
Available-for-sale securities	5,635	235	4.17	5,053	231	4.57
FHLB stock	25	-	0.00	82	5	6.10
Interest-earning deposits	4,716	105	2.23	2,922	72	2.46
Total interest-earning assets	21,786	1,032	4.74	17,930	924	5.15
Non-interest-earning assets	1,104			815
Total assets	$22,890			$18,745

Interest-bearing liabilities:
Savings deposits	$3,386	35	1.03	$2,332	29	1.24
Money market/NOW accounts	1,124	2	0.18	298	3	1.01
Certificates of deposit	11,703	381	3.26	10,338	409	3.96
Total deposits	16,213	418	2.58	12,968	441	3.40
Total interest-bearing liabilities	16,213			12,968
Non-interest-bearing liabilities	241			313
Total liabilities	16,454			13,281
Stockholders’ equity	6,436			5,464
Total liabilities and stockholders’ equity	$22,890			$18,745

Net interest income		$614			$483
Net interest rate spread (1)			2.16%			1.75%
Net interest-earning assets (2)	$5,573			$4,962
Net interest margin (3)			2.82%			2.69%
Average of interest-earning assets to interest-bearing liabilities			134.37%			138.26%

(1)	Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearings liabilities for the period.
(2)	Net interest-earning assets represent the net effect of total interest-earning deposits and total interest-bearing liabilities.
(3)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.

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

	Years Ended December 31, 2009 vs. 2008
	Increase (Decrease) Due to		Total Increase
			(Decrease)
	Volume	Rate	Rate
	(Dollars in thousands)
Interest-earning assets:
Loans	$95	$(19)	$76
Available for sale securities	29	51	80
FHLB stock	(1)	(4)	(5)
Interest-earning deposits	28	(71)	(43)
Total interest-earning assets	151	(43)	108

Interest-bearing liabilities:
Savings deposits	12	(6)	6
NOW accounts	4	(5)	(1)
Certificates of deposit	49	(77)	(28)
Total deposits	65	(88)	(23)
Total interest-bearing liabilities	65	(88)	(23)
Change in net interest income	$86	$45	$131

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

We have emphasized the origination of fixed-rate mortgage loans for retention in our portfolio in order to maximize our net interest income.  We accept increased exposure to interest rate fluctuations as a result of our investment in such loans.  In a period of rising interest rates, our net interest rate spread and net interest income may be negatively affected.  However, this negative was mitigated somewhat by the net proceeds from the offering which will continue to support the future growth of our interest-earning assets.  In addition, we have sought to manage and mitigate our exposure to interest rate risks in the following ways:

●	We maintain relatively high levels of short-term liquid assets. At December 31, 2009, our short-term liquid assets totaled $5.5 million;

●	We lengthen the weighted average maturity of our liabilities through retail deposit pricing strategies;

●	We invest in shorter- to medium-term securities and in securities with step-up rate features providing for increased interest rates prior to maturity according to a pre-determined schedule; and

●	We maintain high levels of capital.

In the future, we intend to take additional steps to reduce interest rate risk, including originating more adjustable-rate residential mortgage loans and selling a portion of the fixed-rate residential loans that we originate in the secondary market.

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

Quantitative Analysis.  The table below sets forth, as of December 31, 2009, the estimated NPV that would result from the designated instantaneous changes in the U.S. Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

Change in		Estimated Increase		NPV as a Percentage of Present Value of Assets (3)
Interest Rates	Estimated	(Decrease) in NPV		NPV Ratio	Change in
(basis points) (1)	NPV (2)	Amount	Percent	(4)	Basis Points
	(Dollars in thousands)
+300	$6,166	$(1,299)	(17)%	28.81%	(333)
+200	6,696	(770)	(10)	30.30	(185)
+100	7,112	(353)	(5)	31.34	(80)
+50	7,299	(168)	(2)	31.78	(36)
0	7,465	—	—	32.14	—
-100	7,581	116	2	32.35	20
-200	7,610	145	2	32.31	16

(1)	Assumes an instantaneous uniform change in interest rates at all maturities.
(2)	NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3)	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4)	NPV Ratio represents NPV divided by the present value of assets.

The table above indicates that at December 31, 2009, in the event of a 200 basis point increase in interest rates, we would experience a 10% decrease in net portfolio value.  In the event of a 100 basis point decrease in interest rates, we would experience a 2% increase in net portfolio value

Certain shortcomings are inherent in the methodologies used in determining interest rate risk through changes in net portfolio value.  Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates.  In this regard, the net portfolio value tables presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities.  Accordingly, although the net portfolio value tables provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

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

Our Board of Directors is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies.  We believe that we have enough sources of liquidity to satisfy our short- and long-term liquidity needs as of December 31, 2009.

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

Our most liquid assets are cash and cash equivalents and interest-earning deposits in other institutions.  The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period.  At December 31, 2009, cash and cash equivalents totaled $1,311,000 and interest-earning deposits in other institutions totaled $4.2 million.  Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $4.3 million at December 31, 2009.  On December 31, 2009, we had no outstanding borrowings from the Federal Home Loan Bank of Des Moines.  We have the ability to borrow from the Federal Home Loan Bank of Des Moines, although we have not currently established any credit lines.

At December 31, 2009, we had no loan commitments outstanding.  In addition, at that date, we had unused lines of credit to borrowers of $295,000.  Certificates of deposit due within one year of December 31, 2009 totaled $5.6 million, or 36.4% of total deposits.  If these deposits do not remain with us, we will be required to seek other sources of funds, including other deposits and Federal Home Loan Bank advances.  Depending on market conditions, we may be required to pay higher rates on such deposits or borrowings than we currently pay on the certificates of deposit due on or before December 31, 2010.  We believe, however, based on past experience, that a significant portion of such deposits will remain with us.  We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activities are originating loans, and purchasing interest-earning deposits and securities.  During the years ended December 31, 2009 and 2008, we originated $4.6 million and $2.9 million, respectively, of loans.  During the years ended December 31, 2009 and 2008, we had net (purchases) proceeds of interest-earning deposits totaling $(397,000) and $(2.1) million, respectively.  During those periods, we had net decreases in securities of $1.0 million and $707,000, respectively.

Financing activities consist primarily of activity in deposit accounts.  We experienced a net decrease in total deposits of $947,000 for the year ended December 31, 2009, and a net increase in total deposits of $3.3 million for the year ended December 31, 2008.  Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors, and by other factors.

Midwest Federal Savings is subject to various regulatory capital requirements, including a risk-based capital measure.  The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories.  At December 31, 2009, Midwest Federal Savings exceeded all regulatory capital requirements.  Midwest Federal Savings is considered “well capitalized” under regulatory guidelines. See Note 9 of the Notes to the Consolidated Financial Statements.

 The net proceeds from the stock offering has significantly increased our liquidity and capital resources.  Over time, the initial level of liquidity will continue to be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of loans.

Off-Balance Sheet Arrangements

As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit.  While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon.  Such commitments are subject to the same credit policies and approval process accorded to loans we make.  For additional information, see Note 14 of the Notes to the Consolidated Financial Statements.

Recent Accounting Pronouncements

On December 23, 2009 the FASB issued guidance which modifies certain aspects contained in the Transfers and Servicing topic of FASB ASC 860.  This standard enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets.  This standard is effective for the Company as of January 1, 2010 with adoption applied prospectively for transfers that occur on or after that date.  The Company does not expect the adoption of this standard to have a material impact on its financial position or results of operations.

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

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES

120 W. 12th Street, Suite 1200 Kansas City, MO 64105-1936 816.221.6300 Fax 816.221.6380 www.bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee and Board of Directors
St. Joseph Bancorp, Inc. and subsidiaries
St. Joseph, Missouri

We have audited the accompanying consolidated balance sheets of St. Joseph Bancorp, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2009.  The Company’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of St. Joseph Bancorp, Inc. and subsidiaries as of  December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Kansas City, Missouri
March 31, 2010

St. Joseph Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2009 and 2008

	2009	2008

Assets
Cash and due from banks	$1,311,198	$594,352
Interest-earning deposits in other institutions	4,196,227	4,800,000
Available-for-sale securities	4,260,289	5,284,222
Loans, net of allowance for loan losses of $63,500 and
$22,000 at December 31, 2009 and 2008, respectively	12,827,709	10,041,270
Premises and equipment, net	421,452	394,334
Federal Home Loan Bank Stock, at cost	26,200	22,200
Interest receivable	82,325	86,738
Prepaid income taxes	2,877	9,654
Prepaid conversion costs	-	503,109
Other	112,631	61,711

Total assets	$23,240,908	$21,797,590

Liabilities and Stockholders’ Equity

Liabilities
Deposits
Savings, NOW and money market	$4,055,699	$3,086,110
Time	11,222,929	11,003,904
Subscription proceeds	-	2,136,104

Total deposits	15,278,628	16,226,118

Advances from borrowers for taxes and insurance	23,799	12,061
Interest payable	1,274	4,167
Deferred income taxes	16,405	2,815
Other liabilities	42,607	47,020

Total liabilities	15,362,713	16,292,181

Temporary Equity
ESOP shares subject to mandatory redemption	10,050	-

Stockholders’ Equity
Common stock, $.01 par value, 4,000,000 shares
authorized, 376,918 shares issued and outstanding	3,739	-
Preferred stock, $.01 par value, 1,000,000 shares authorized,
none issued or outstanding	-	-
Additional paid-in capital	2,660,021	-
Retained earnings	5,131,632	5,428,846
Accumulated other comprehensive income:
Unrealized gain on available-for-sale securities, net
of income taxes	72,753	76,563

Total stockholders’ equity	7,868,145	5,505,409

Total liabilities and stockholders’ equity	$23,240,908	$21,797,590

See notes to consolidated financial statements.

St. Joseph Bancorp, Inc. and Subsidiaries
Consolidated Statements of Operations
For the Years Ended December 31, 2009, 2008, and 2007

	2009	2008	2007
Interest Income
Interest and fees on loans	$691,872	616,392	547,484
Available-for-sale securities	235,278	230,516	301,842
Interest-earning deposits	104,184	71,993	89,316
Federal Home Loan Bank dividends	367	4,796	6,163

Total Interest Income	1,031,701	923,697	944,805

Interest Expense
Deposits	417,578	440,564	486,954

Net Interest Income	614,123	483,133	457,851

Provision for Loan Losses	41,500	4,000	8,000

Net Interest Income After Provision for Loan Losses	572,623	479,133	449,851

Non-interest Income
Other	6,634	5,176	2,156

Non-interest Expense
Salaries and employee benefits	427,899	366,652	279,680
Net occupancy expense	80,919	72,158	57,897
Depreciation	9,888	12,316	7,415
Legal expense	54,529	3,600	3,600
Audit fees and exams	175,232	17,742	25,098
Franchise and special taxes	21,571	16,937	13,105
Marketing expense	38,049	23,062	23,317
Other	84,316	51,911	38,692

Total Non-interest Expense	892,403	564,378	448,804

Income (Loss) Before Income Taxes	(313,146)	(80,069)	3,203

Credit for Income Taxes	(15,932)	(9,226)	(2,792)

Net Income (Loss)	$(297,214)	$(70,843)	$5,995

Basic and Diluted Loss Per Common Share	$(0.86)	N/A	N/A

See notes to consolidated financial statements.

St. Joseph Bancorp, Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity
For the Years Ended December 31, 2009, 2008, and 2007

	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity

Balance, January 1, 2007	$-	$-	$-	$5,493,694	$(119,305)	$5,374,389

Net income	5,995	-	-	5,995	-	5,995

Change in unrealized depreciation of available-
for-sale securities, net of income taxes of $48,100	102,200	-	-	-	102,200	102,200
Total comprehensive income	$108,195

Balance, December 31, 2007		-	-	5,499,689	(17,105)	5,482,584

Net loss	(70,843)	-	-	(70,843)	-	(70,843)

Change in unrealized depreciation of available-
for-sale securities, net of income taxes of $27,398	93,668	-	-	-	93,668	93,668
Total comprehensive income	$22,825

Balance, December 31, 2008		-	-	5,428,846	76,563	5,505,409

Net loss	(297,214)	-	-	(297,214)	-	(297,214)

Change in unrealized appreciation of available-
for-sale securities, net of income taxes of $39	(3,810)	-	-	-	(3,810)	(3,810)
Total comprehensive loss	$(301,024)

Net proceeds from issuance of 376,918 shares
of common stock		3,769	2,961,521	-	-	2,965,290

Acquisition of unearned ESOP shares		(30)	(301,500)	-	-	(301,530)

Balance, December 31, 2009		$3,739	$2,660,021	$5,131,632	$72,753	$7,868,145

See notes to consolidated financial statements.

St. Joseph Bancorp, Inc. and Subsidiaries
Consolidated Statements Of Cash Flows
For the Years Ended December 31, 2009, 2008, and 2007

	2009	2008	2007
Operating Activities
Net income (loss)	$(297,214)	$(70,843)	$5,995
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	21,987	22,792	7,415
Amortization and accretion of securities	5,019	1,409	8,924
Provision for loan losses	41,500	4,000	8,000
Loss (gain) on disposal of equipment	(300)	50	3,795
Deferred income taxes	13,629	1,978	(6,467)
Compensation cost on allocated ESOP shares	10,050	-	-
Changes in:
Interest receivable	4,413	(1,135)	(14,422)
Prepaid income taxes	6,777	(9,654)	-
Other assets	(50,920)	(21,914)	(24,573)
Other liabilities and interest payable	(7,306)	6,567	18,702

Net cash provided by (used in) operating activities	(252,365)	(66,750)	7,369

Investing Activities
Net redemptions (purchases) of interest-earning deposits	603,773	(2,050,000)	(1,150,000)
Purchases of available-for-sale securities	(1,519,579)	(1,996,250)	(205,000)
Proceeds from maturities of available-for-sale securities	1,610,000	2,000,000	500,000
Purchases of Federal Home Loan Bank stock	(4,000)	120,300	-
Principal reductions of mortgage backed securities	924,644	821,428	1,042,449
Net increase in loans	(2,827,067)	(1,042,989)	(230,293)
Proceeds from disposal of equipment	300	-	-
Purchases of property and equipment	(49,977)	(162,456)	(69,156)

Net cash used in investing activities	(1,261,906)	(2,309,967)	(112,000)

Financing Activities
Net increase (decrease) in savings, NOW
and money market accounts	969,589	819,787	(406,189)
Net increase in time deposits	219,025	380,589	498,582
Net decrease in prepaid conversion costs	(300,781)	(503,109)	-
Net increase in subscription proceeds deposits	-	2,136,104	-
Proceeds from issuance of common stock	1,331,546	-	-
Net increase (decrease) in advances from borrowers
for taxes and insurance	11,738	1,426	(646)

Net cash provided by financing activities	2,231,117	2,834,797	91,747

(Decrease) increase in cash and cash equivalents	716,846	458,080	(12,884)

Cash and Cash Equivalents, Beginning of Year	594,352	136,272	149,156

Cash and Cash Equivalents, End of Year	$1,311,198	$594,352	$136,272

Supplemental Cash Flows Information

Interest paid	$420,471	$436,895	$489,419

Income taxes paid (net of refunds)	$(36,388)	$924	$2,334

Non cash transactions:

In 2009, conversion costs totaling $803,890 were netted against proceeds from the issuance of common stock. Subscription proceeds deposits of $2,136,104 were also applied to proceeds from common stock issued.

In 2009, the Company issued the Employee Stock Ownership Plan (the ESOP) in common stock by providing direct financing of $301,530 to the ESOP.

See notes to consolidated financial statements.

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Midwest Federal Savings and Loan Association (The Association) was incorporated in 1923 for the purpose of providing and servicing loans and customer deposit accounts.  The Association has been operating pursuant to a Federal Charter since 1932, and is currently regulated by the Office of Thrift Supervision (OTS).

The Association provides a variety of financial services to individual customers located in northwest Missouri.  The primary deposit products of the Association include time deposits, passbook savings accounts and demand deposits.  Mortgage loans to individuals are the primary lending product of the Association.  The Association also participates in home mortgage pools through the Federal Home Loan Mortgage Corporation (Freddie Mac).  The Association is subject to competition from other financial institutions.  The Association is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

On July 9, 2008, the Association approved a plan (the Plan) to convert from a federally-chartered mutual savings association to a federally-chartered stock savings association, subject to approval by its members.  The Plan, which included a formation of a holding company, St. Joseph Bancorp, Inc., (the Company) to own all of the outstanding stock of the Association, was approved by the OTS and included the filing of a registration statement with the Securities and Exchange Commission, which was declared effective on November 12, 2008.

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

The conversion has been accounted for in accordance with generally accepted accounting principles.  Accordingly, the consolidated financial statements as of December 31, 2008, and for the years ended December 31, 2008 and 2007, are presented as results of the Association and its subsidiary.  The consolidated financial statements as of and for the year ended December 31, 2009, are presented as results of the Company and its subsidiaries.

On January 30, 2009, the Company became the holding company for the Association upon the Association’s conversion from a federally chartered mutual savings association to a federally chartered capital stock savings association.  The conversion was accomplished through the sale and issuance by the Company of 376,918 shares of common stock at $10 a share.  Proceeds from the sale of common stock, net of expenses incurred of $803,890, were $2,965,290.

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

Note 1:	Nature of Operations and Summary of Significant Accounting Policies (Continued)

Principles of Consolidation

The consolidated financial statements include the accounts of St. Joseph Bancorp, Inc., and its wholly owned subsidiaries, Midwest Federal Savings and Loan Association, and MFS Financial Services, Inc., an insurance agency which is currently inactive.  All significant intercompany balances and transactions have been eliminated in consolidation.

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

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and fair values of financial instruments.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Interest-Earning Deposits in Banks

Interest-earning deposits in banks are carried at cost and mature within one to four years.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell, but which may be sold in the future, are carried at fair value.  Realized gains and losses, based on amortized cost of the specific security, are included in other income.  Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.  Premiums and discounts are amortized and accreted, respectively, to interest income using a method which approximates the level-yield method over the period to maturity.

Amortization of premiums and accretion of discounts are recorded as interest income from securities.  Realized gains and losses are recorded as net security gains (losses).  Gains and losses on sales of securities are determined on the specific-identification method.

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

Note 1:	Nature of Operations and Summary of Significant Accounting Policies (Continued)

Securities (Continued)

Effective April 1, 2009, the Company adopted new accounting guidance related to the recognition and presentation of other-than-temporary impairment.

When the Company does not intend to sell a debt security and it is more likely than not, the Company will not have to sell the security before recovery of its cost basis, it recognizes the credit loss component of an other-than-temporary impairment of a debt security in earnings and the noncredit loss is recognized in accumulated other comprehensive income.  The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected based on cash flow projections.  In estimating other-than-temporary impairment losses, management considers (1) the intent to sell the investment securities and the more likely than not requirement that the Company will be required to sell the investment securities prior to recovery (2) the length of time and the extent to which the fair value has been less than cost and (3) the financial condition and near-term prospects of the issuer.

Prior to the adoption of the recent accounting guidance on April 1, 2009, management considered, in determining whether other-than-temporary impairment exists, (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

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

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

Note 1:	Nature of Operations and Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

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

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan-by-loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment.  Accordingly, the Company does not separately identify individual consumer and residential loans for impairment measurements.

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

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax basis of assets and liabilities.  A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

Note 1:	Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company follows Accounting Standards for uncertainty in income taxes that set forth a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.  Benefits from tax positions taken or expected to be taken in a tax return are not recognized if the likelihood that the tax position would be sustained upon examination by a taxing authority is considered to be 50 percent or less.  Interest and penalties are accounted for as a component of income tax expense.

The Company and its subsidiaries filed separate federal income tax returns on a calendar year basis for 2008 and 2007.  A consolidated return will be filed for the 2009 year.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and the state jurisdiction of Missouri.  With few exceptions, the Company and its subsidiaries are no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2006.

Reclassifications

Certain reclassifications have been made to the 2008 and 2007 consolidated financial statements to conform to the 2009 consolidated financial statement presentation.  These reclassifications had no effect on net income.

Current Accounting Developments

On December 23, 2009 the FASB issued guidance which modifies certain aspects contained in the Transfers and Servicing topic of FASB ASC 860.  This standard enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets.  This standard is effective for the Company as of January 1, 2010 with adoption applied prospectively for transfers that occur on or after that date.  The Company does not expect the adoption of this standard to have a material impact on its financial position or results of operations.

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

Note 2:	Employee Stock Ownership Plan

In connection with the conversion to an entity owned by stockholders, the Association established an ESOP for the exclusive benefit of eligible employees (all salaried employees who have completed at least 1,000 hours of service in a twelve-month period and have attained the age of 21).  The ESOP borrowed funds from the Company in an amount sufficient to purchase 30,153 shares (approximately 8% of the common stock issued in the stock offering).  The loan is secured by the shares purchased and will be repaid by the ESOP with funds from contributions made by the Association and dividends received by the ESOP.  Contributions will be applied to repay interest on the loan first, then the remainder will be applied to principal.  The loan is expected to be repaid over a period of up to 30 years.  Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid.  Contributions to the ESOP and shares released from the suspense account are allocated among participants in proportion to their compensation, relative to total compensation of all active participants.  Participants will vest in their accrued benefits under the employee stock ownership plan at the rate of 20 percent per year.  Vesting is accelerated upon retirement, death or disability of the participant, or a change in control of the Association.  Forfeitures will be reallocated to remaining plan participants.  Benefits may be payable upon retirement, death, disability, separation from service, or termination of the ESOP.

The debt of the ESOP is eliminated in consolidation and the shares pledged as collateral are reported as unearned ESOP shares in the consolidated balance sheet.  Contributions to the ESOP shall be sufficient to pay principal and interest currently due under the loan agreement.  As shares are committed to be released from collateral, the Company reports compensation expense equal to the average market price of the shares for the respective period, and the shares become outstanding for earnings per share computations.  Dividends on allocated ESOP shares are recorded as a reduction of debt and accrued interest.  ESOP compensation expense was $10,050 for the year ended December 31, 2009.

A summary of ESOP shares at December 31, 2009 is as follows:

Shares committed for release	1,005
Unreleased shares	29,148

Total	30,153

Fair value of unreleased shares	$306,054

The Company is obligated, at the option of each beneficiary, to repurchase shares of the ESOP at its current fair market value, upon the beneficiary’s termination or after retirement (“put right“).  The put right feature makes the stock mandatorily redeemable.  Since the redemption feature is not within the sole control of the Company, this obligation has been classified outside of permanent equity, and included within the caption temporary equity on the balance sheet.  The Company accounts for this obligation based on the maximum cash obligation, which is based on the fair value of the underlying equity securities at the balance sheet date.  At December 31, 2009, the fair value as estimated by an independent third party of the 1,005 shares committed for release, held by the ESOP, is $10,050.

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

Note 3:	Earnings (Loss) Per Share

Earnings (loss) per share amount is based on the weighted average number of shares outstanding for the period and the net income (loss) applicable to common stockholders.  Earning (loss) per share data is not presented for the years ended December 31, 2008 and 2007, as there were no outstanding shares of common stock until the conversion on January 30, 2009.  ESOP shares are excluded from shares outstanding until they have been committed to be released.

The following table presents a reconciliation of basic earnings per share to diluted earnings per share for the periods indicated.

Year Ended
12/31/09

Net loss	$(297,214)

Average common shares outstanding	$347,016
Average common share stock options outstanding	-
Average diluted common shares	$347,016

Earnings per share:
Basic	(0.86)
Diluted	(0.86)

Note 4:	Available-For-Sale Securities

The amortized cost of available-for-sale securities and their estimated fair values are summarized below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2009:

U.S. Government agencies	$2,014,241	$21,482	$-	$2,035,723
Municipal securities	95,000	1,850	-	96,850
Mortgage-backed securities	2,059,037	68,679	-	2,127,716

	$4,168,278	$92,011	$-	$4,260,289

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

Note 4:	Available-For-Sale Securities (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2008:

U.S. Government agencies	$1,999,905	$43,540	$-	$2,043,445
Municipal securities	205,000	813	-	205,813
Mortgage-backed securities	2,987,021	50,959	3,016	3,034,964

	$5,191,926	$95,312	$3,016	$5,284,222

All mortgage-backed securities at December 31, 2009 and 2008 relate to residential mortgages, and were issued by government-sponsored enterprises.

Interest receivable for investments totaled $42,718 and $57,517 at December 31, 2009 and 2008, respectively.

The amortized cost and fair value of available-for-sale securities at December 31, 2009, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value

Within one year	$95,000	$96,850
One to five years	1,514,241	1,534,395
Six to ten years	500,000	501,328
Mortgage-backed securities	2,059,037	2,127,716

Totals	$4,168,278	$4,260,289

Certain investments in debt securities may be reported in the consolidated financial statements at an amount less than their historical cost.  Total fair value of these investments at December 31, 2009 and 2008 were $-0- and $437,489, which is approximately 0% an 8% of the companies available-for-sale portfolio, respectively.  Based on evaluation of available evidence, including recent changes in market interest rates, management believes the declines in fair value, if any, for these securities are temporary.

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

Note 4:	Available-For-Sale Securities (Continued)

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008.  There were no unrealized losses at December 31, 2009.

December 31, 2008
	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Mortgage-backed securities	$1,025	$1	$436,464	$3,015	$437,489	$3,016

Total temporarily impaired securities	$1,025	$1	$436,464	$3,015	$437,789	$3,016

Note 5:	Loans and Allowance for Loan Losses

The categories of loans at December 31, include the following:

	2009	2008
Residential real estate
One-to-four family residential	$11,640,688	$9,738,689
Construction	199,588	-
Commercial real estate	884,172	299,971
Consumer	169,368	28,089

Total loans	12,893,816	10,066,749

Less
Net deferred loan fees, premiums and discounts	2,607	3,479
Allowance for loan losses	63,500	22,000

Net loans	$12,827,709	$10,041,270

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

Note 5:	Loans and Allowance for Loan Losses (Continued)

Interest receivable for loans totaled $39,607 and $29,221 at December 31, 2009 and 2008, respectively.

Activity in the allowance for loan losses was as follows:

	2009	2008	2007

Balance, beginning of year	$22,000	$18,000	$10,000

Provision charged to expense	41,500	4,000	8,000

Balance, end of year	$63,500	$22,000	$18,000

The Association had no impaired, nonaccrual loans or loans past due ninety days or more still accruing interest at December 31, 2009 and 2008.

Note 6:	Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2009	2008

Land	$132,400	$132,400
Buildings and improvements	412,494	378,087
Furniture and fixtures	213,149	204,618
	758,043	715,105
Less accumulated depreciation	336,591	320,771

Net premises and equipment	$421,452	$394,334

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

Note 7:	Interest-bearing Deposits

Interest-bearing time deposits in denominations of $100,000 or more were $2,212,794 at December 31, 2009, and $2,063,052 at December 31, 2008.

At December 31, 2009, the scheduled maturities of time deposits are as follows:

2010	$5,559,503
2011	2,199,669
2012	1,153,373
2013	1,840,047
2014	470,337

$11,222,929

Major categories of interest expense are as follows:

		December 31,
	2009	2008	2007

Certificates of deposits	$380,393	$409,263	$456,207
Savings	35,183	28,740	28,745
Now accounts	2,002	2,561	2,002

	$417,578	$440,564	$486,954

Note 8:	Income Taxes

The credit for income taxes includes these components:

	2009	2008	2007

Taxes currently (receivable) payable	$(29,561)	$(11,204)	$3,675
Deferred income taxes	13,629	1,978	(6,467)

Credit for income taxes	$(15,932)	$(9,226)	$(2,792)

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

Note 8:	Income Taxes (Continued)

A reconciliation of the credit for income taxes at the statutory rate to the Company’s actual income tax credit is shown below:

	2009	2008	2007

Computed at the statutory rate (15% for 2009 and 2008 and 34% for 2007)	$(46,943)	$(12,010)	$1,080
Increase (decrease) resulting from:
Tax exempt dividends	-	(74)	(214)
Nondeductible expenses	170	128	333
State income taxes	-	(4,764)	(164)
Graduated rates	-	-	(3,644)
Change to effective rate applied to deferred taxes	-	8,446	-
Changes in deferred tax asset valuation allowance	39,288	-	-
Other	(8,447)	(952)	(183)

Actual credit for income taxes	$(15,932)	$(9,226)	$(2,792)

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2009	2008
Deferred tax assets:
Allowance for loan losses	$13,970	$4,840
Charitable contributions	567	-
Accrued compensated absences	2,560	2,340
Bond premium amortization	-	2,766
ESOP expense	2,211	-
Accrued audit fees	-	638
Net operating loss carryforward	39,288	6,647

	58,596	17,231
Deferred tax liabilities:
Unrealized gain on available-for-sale securities	(19,259)	(19,298)
Depreciation timing difference	(16,340)	-
Other	(114)	(748)
	(35,713)	(20,046)

Net deferred tax asset (liability) before valuation allowance	22,883	(2,815)

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008, and 2007

Note 8:	Income Taxes (Continued)

Valuation allowance:
Beginning balance	$-	$-
Increase during the period	(39,288)	-
Ending balance	(39,288)	-

Net deferred tax liability	$(16,405)	$(2,845)

Retained earnings, at December 31, 2009 and 2008, include approximately $839,000 for which no deferred federal income tax liability has been recognized.  These amounts represent an allocation of income to bad debt deductions for tax purposes only.  Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate.  The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $325,000 at December 31, 2009 and 2008.  As of December 31, 2009, the Company had a net operating loss carryforward totaling approximately $262,000 that expires in 2029.

Note 9:	Regulatory Matters

The Association is subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Association’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy, require the Association to maintain minimum amounts and ratios (set forth in the table below).  Management believes, as of December 31, 2009 and 2008, that the Association meets all capital adequacy requirements to which it is subject.

As of December 31, 2009, the most recent notification from The Office of Thrift Supervision (OTS) categorized the Association as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Association must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table.  There are no conditions or events since that notification that management believes have changed the Association’s category.

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008, and 2007

Note 9:	Regulatory Matters (Continued)

The Association’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Amount	Ratio
As of December 31, 2009:
Total capital (to risk-weighted assets)	$6,866,000	74.2%	$741,000	8.0%	$926,000	10.0%

Tier I capital (to risk-weighted assets)	6,802,000	73.5%	N/A	N/A	555,000	6.0%

Tier I capital (to average assets)	6,802,000	30.7%	886,000	4.0%	1,107,000	5.0%

Tangible capital (to adjusted tangible assets)	6,802,000	30.7%	332,000	1.5%	N/A	N/A

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008:
Total capital (to risk-weighted assets)	$5,451,000	65.5%	$665,000	8.0%	$832,000	10.0%

Tier I capital (to risk-weighted assets)	5,429,000	65.3%	N/A	N/A	499,000	6.0%

Tier I capital (to average assets)	5,429,000	25.0%	869,000	4.0%	1,086,000	5.0%

Tangible capital (to adjusted tangible assets)	5,429,000	25.0%	326,000	1.5%	N/A	N/A

The Association is subject to certain restrictions on declaring dividends.  At December 31, 2009, the Association would be required to obtain approval of the OTS in order to make any dividends to the Company.

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008, and 2007

Note 9:	Regulatory Matters (Continued)

The following table summarizes the relationship between the Association’s capital and regulatory requirements.

	December 31
	2009	2008
GAAP Capital
Adjustment for regulatory capital:	$6,874,000	$5,505,000
Reverse the effect of net unrealized gains recorded in AOCI	(72,000)	(76,000)
Tangible Capital	6,802,000	5,429,000
Tier 1 capital (core capital)	6,802,000	5,429,000
Qualifying general valuation allowance	64,000	22,000
Risk-based capital	6,866,000	5,451,000

Note 10:	Related Party Transactions

At December 31, 2009 and 2008, the Company had loans outstanding to executive officers, directors, and their affiliates (related parties), in the amount of $228,202 and $234,445, respectively.  Related party transactions for 2009 and 2008 were as follows:

	2009	2008

Balance, beginning of year	$234,445	$240,653
New loans	-	-
Repayments and reclassifications	(6,243)	(6,208)
	$228,202	$234,445

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

Deposits from related parties held by the Company, at December 31, 2009 and 2008, totaled $526,504 and $585,205, respectively.

Included in deposits at December 31, 2008 are subscription proceeds received from shareholders for the purchase of stock for the Company.

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008, and 2007

Note 11:	Employee Benefit Plan

The Company participates in a multi-employer defined benefit pension plan.  The Plan provides benefits to all of the Company’s eligible employees.  The Plan is funded through Company contributions to a nationwide plan for savings and loan associations.  The Company had employee benefit expense related to the plan of $69,840, $61,996 and $51,507 during the years ended December 31, 2009, 2008  and 2007, respectively.  The Company’s policy is to fund all current and prior period service costs as notified by the Financial Institutions Retirement Fund executive committee.

Note 12:	Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  There are three levels of inputs that may be used to measure fair value:

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

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008, and 2007

Note 12:	Fair Value of Financial Instruments (Continued)

The following tables present the balances of assets measured at fair value on a recurring basis by level at December 31, 2009 and 2008:

Description	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets: At December 31, 2009
U.S. Government agencies	$2,035,723	$-	$2,035,723	$-
Municipal securities	96,850	-	96,850	-
Mortgage-backed securities	2,127,716	-	2,127,716	-
Total	$4,260,289	$-	$4,260,289	$-
Assets: At December 31, 2008
U.S. Government agencies	$2,043,445	$-	$2,043,445	$-
Municipal securities	205,813	-	205,813	-
Mortgage-backed securities	3,034,964	-	3,034,964	-
Total	$5,284,222	$-	$5,284,222	$-

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

The Company had no significant assets measured at fair value on a non-recurring basis at December 31, 2009 or 2008.

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008, and 2007

Note 12:	Fair Value of Financial Instruments (Continued)

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying balance sheets at amounts other than fair value:

Cash and Due From Banks, Interest-earning Deposits and Federal Home Loan Bank Stock

The carrying amount approximates fair value.

Loans and Interest Receivable

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.  Loans with similar characteristics were aggregated for purposes of the calculations.  The carrying amount of accrued interest approximates its fair value.

Deposits and Interest Payable

Deposits include savings accounts, NOW accounts and certain money market deposits.  The carrying amount approximates fair value.  The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.  The carrying amount of interest payable approximates its fair value.

Advances From Borrowers for Taxes and Insurance

The carrying amount approximates fair value.

The following table presents estimated fair values of the Company’s financial instruments at December 31, 2009 and 2008:

	December 31, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and due from banks	$1,311,198	$1,311,198	$594,352	$594,352
Interest-earning deposits	4,196,227	4,196,227	4,800,000	4,800,000
Loans, net of allowance for loan losses	12,827,709	12,952,930	10,041,270	10,054,233
Federal Home Loan Bank Stock	26,200	26,200	22,200	22,200
Interest receivable	82,325	82,325	86,738	86,738
Financial liabilities
Deposits	15,278,628	15,482,658	16,226,118	16,386,691
Advances from borrowers for taxes and insurance	23,799	23,799	12,061	12,061
Interest payable	1,274	1,274	4,167	4,167

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008, and 2007

Note 13:	Significant Estimates, Concentrations, and Current Economic Conditions

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

The current protracted economic decline continues to present financial institutions with circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans.  The financial statements have been prepared using values and information currently available to the Association.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, and capital that could negatively impact the Association’s ability to meet regulatory capital requirements and maintain sufficient liquidity.

Note 14:	Commitments and Credit Risk Mortgage

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

At December 31, 2009 and 2008, the Company had no outstanding commitments to originate mortgage loans.

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008, and 2007

Note 16:	Selected Quarterly Financial Data (Unaudited)

	2009
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Total interest income	$250,398	$255,123	$267,610	$258,570
Total interest expense	106,020	108,738	107,381	95,439
Net interest income	144,378	146,385	160,229	163,131
Provision for loan losses	8,000	9,000	4,000	20,500
Net loss	(65,711)	(100,444)	(73,518)	(57,541)
Basic loss per share	(0.19)	(0.29)	(0.21)	(0.17)

	2008
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Total interest income	$228,990	$230,586	$227,332	$236,789
Total interest expense	121,503	105,765	104,339	108,957
Net interest income	107,487	124,821	122,993	127,832
Provision for loan losses	-	-	2,000	2,000
Net loss	(18,559)	(3,456)	(7,206)	(41,622)
Basic loss per share	N/A	N/A	N/A	N/A

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008, and 2007

Note 17: St. Joseph Bancorp, Inc. (Parent Company Only)
Financial Statement

Information relative to the Parent Company’s balance sheet at December 31, 2009, and statement of income and cash flows for the year ended December 31, 2009, is as follows:

Condensed Balance Sheet
December 31, 2009

2009

Assets
Cash and due from banks	$121,217
Interest-earning deposits in other institutions	902,874
Investment in bank subsidiary	6,878,216
Interest receivable	6,510

Total assets	$7,908,817

Liabilities and Equity

Liabilities
Accounts payable	$21,014
Other liabilities	9,608

Total liabilities	30,622

Temporary Equity
ESOP shares subject to manditory redemption	10,050

Stockholders’ Equity
Common stock, $.01 par value, 4,000,000 shares
authorized, 376,918 shares issued and outstanding	3,739
Preferred stock, $.01 par value, 1,000,000 shares authorized,
none issued or outstanding	-
Additional paid-in capital	2,660,021
Retained earnings	5,204,385

Total stockholder’s equity	7,868,145

Total liabilities and stockholder’s equity	$7,908,817

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008, and 2007

Note 17: St. Joseph Bancorp, Inc. (Parent Company Only)
Financial Statement

Condensed Statement of Operations
Year Ended December 31, 2009

2009
Operating Income (Loss):
Interest income	$14,427
Equity in net loss of bank subsidiary	(109,838)

Operating Loss	(95,411)

Non-interest Expense
Salaries and employee benefits	16,602
Legal expense	50,929
Audit fees and exams	121,204
Franchise and special taxes	300
Other	12,768

Total non-interest expense	201,803

Loss Before Income Taxes	(297,214)

Credit for Income Taxes	-

Net Loss	$(297,214)

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008, and 2007

Note 17: St. Joseph Bancorp, Inc. (Parent Company Only)
Financial Statement

Condensed Statement Of Cash Flows
Year Ended December 31, 2009

2009
Operating Activities
Net loss	$(297,214)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Equity in net loss of bank subsidiary	109,838
Compensation cost on allocated ESOP shares	10,050
Changes in:
Interest receivable	(6,510)
Accounts payable	21,014
Other liabilities	9,608

Net cash used in operating activities	(153,214)

Investing Activities
Investment in bank subsidiary	(2,290,345)
Net purchases of interest-earning deposits	(902,874)

Net cash used in investing activities	(3,193,219)

Financing Activities
Proceeds from issuance of common stock	3,467,650

Increase in Cash and Cash Equivalents	121,217

Cash and Cash Equivalents, Beginning of Year	-

Cash and Cash Equivalents, End of Year	$121,217

Supplemental Cash Flows Information

Interest paid	$-

Income taxes paid (net of refunds)	$-

Non cash transactions:

In 2009, conversion costs totaling $803,890 were netted against investment in bank subsidiary.

In 2009, the Company issued the Employee Stock Ownership Plan (the ESOP) in common stock by providing direct financing of $301,530 to the ESOP.

STOCKHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Stockholders will be held at 3:00 p.m. on May 26, 2010 at the executive office of Midwest Federal Savings & Loan Association, 1901 Frederick Avenue, St. Joseph, Missouri 64501.

Stock Listing
Our common stock is traded on the OTC Electronic Bulletin Board under the symbol “SJBA”.  The approximate number of holders of record of St. Joseph Bancorp’s common stock as of March 30, 2010 was 110.  Certain shares of St. Joseph Bancorp are held in “nominee” or “street” name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.  St. Joseph Bancorp began trading on the Electronic Bulletin Board on February 2, 2009.  There is no market price information for our common stock for quarterly periods ended prior to that date.

The following table presents quarterly market information for St. Joseph Bancorp’s common stock for the one year period ended December 31, 2009.  We are not aware of any transactions in St. Joseph Bancorp common stock subsequent to our initial public offering in January 2009 at $10 per share.

Fiscal Period	High	Low	Dividends
Quarter ended March 31, 2009	$10	$10	$—
Quarter ended June 30, 2009	N/A	N/A	$—
Quarter ended September 30, 2009	N/A	N/A	$—
Quarter ended December 31, 2009	N/A	N/A	$—

The Board of Directors has the authority to declare cash dividends on shares of common stock, subject to statutory and regulatory requirements.  However, no decision has been made with respect to the payment of cash dividends.  In determining whether and in what amount to pay a cash dividend, the Board is expected to take into account a number of factors, including capital requirements, our consolidated financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions.  No assurances can be given that any cash dividends will be paid or that, if paid, will not be reduced or eliminated in the future.

Dividend payments by St. Joseph Bancorp are dependent in part on dividends it receives from Midwest Federal Savings, because St. Joseph Bancorp will have no source of income other than dividends from Midwest Federal Savings, earnings from the investment of proceeds from the sale of shares of common stock retained by St. Joseph Bancorp, and interest payments with respect to St. Joseph Bancorp’s loan to the Employee Stock Ownership Plan.  Federal law imposes limitations on dividends by Federal stock savings banks.

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

Annual Report on Form 10-K
A copy of the Company’s Form 10-K for the fiscal year ended December 31, 2009 will be furnished without charge to stockholders upon written request to the Secretary, St. Joseph Bancorp, Inc., 1901 Frederick Avenue, St. Joseph, Missouri 64501.

DIRECTORS AND OFFICERS

Directors	Officers
Ralph E. Schank	Ralph E. Schank
Chairman of the Board	President and Chief Executive Officer
President & Chief Executive Officer
Billy D. Cole
Billy D. Cole	Executive Vice President
Executive Vice President
Barbara V. Elder
Kirby O. Brooner	Vice President
Sales & Risk Management, Brooner & Associates Construction, Inc.

George T. Hopkins, III
Building Development Supervisor, City of St. Joseph, Missouri

James L. Rockwell, Jr.
Retired

John R. Wray Realtor, Prudential Summers Realtors