Form 10-K, Exhibit 13
period 2010-12-31
St. Joseph Bancorp, Inc.
filed 2011-03-31
CIK 1444277

EXHIBIT 13

PORTIONS OF ANNUAL REPORT TO STOCKHOLDERS

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

Founded in 1923, the Bank is a community-oriented financial institution providing a competitive array of financial products and services to consumers and businesses within its market area.  The Bank’s business primarily consists of accepting deposits from customers and investing those funds in mortgages on residential real estate, commercial real estate, construction and consumer loans.  The Bank also invests in investment securities.  The Bank provides financial services to individuals, families and businesses through its offices in St. Joseph, Missouri.  The Company’s corporate headquarters are located at 1901 Frederick Avenue, St. Joseph, Missouri and its main telephone number is (816) 233-5148.

Table of Contents

Letter from the President	2
Selected Consolidated Financial and Other Data	3
Management’s Discussion and Analysis of Financial Condition and Results of Operations	5
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Stockholders’ Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7
Stockholder Information	Inside Back Cover
Directors and Officers	Inside Back Cover

LETTER FROM THE PRESIDENT

Dear Stockholders:

On behalf of the Board of Directors, Management and Employees of St. Joseph Bancorp, Inc., I am pleased to present our 2010 Annual Report to Stockholders.  On January 30, 2009, St. Joseph Bancorp, Inc. became a reality with the successful completion of our stock offering and the conversion of Midwest Federal Savings and Loan Association of St. Joseph from a mutual to a stock form of organization.  This report represents the second year in which we have operated under that structure.

Despite the continued economic challenges in the banking industry, 2010 marked a significant positive milestone in the life of our banking franchise.  A bank building was purchased in the first half of the year and by July we were able to double our banking footprint in St. Joseph by opening a branch location in the city’s most active retail corridor.  The goal of this expansion is to grow our banking business by increasing accessibility and raising our profile in the community.

Early results indicate success in many areas.  Deposits grew $11 million, a 72% increase; assets grew $10.5 million, a 45% increase and net loans grew $2.5 million, a 20% increase.  In 2010, interest income increased 2% and interest expense decreased 3% resulting in a 6% increase in net interest income, as compared to 2009.  We continued to maintain strong asset quality, and did not experience any deterioration in asset quality that has challenged many other banks.  Non-performing and past-due loans remain at $-0-.

Growth does not come without costs however.  Non-interest expense increased $227,000 as more was spent to staff, equip, operate and promote the new branch location.  The ongoing measure of the success of this growth strategy will be demonstrated by the transition of new deposits into interest earning assets yielding sufficient income to overcome the growth in expenses, resulting in a return to profitability. Responsible loan growth is our planned route to that objective.  We have demonstrated the ability to produce high quality loans that increase our balances and revenues over time.  I fully expect a continuation of that trend in the near term.

Finally, let me address shareholder value.  As I explained last year, when we joined together with our shareholders to create this publicly-owned organization in 2009, we understood that shares of St. Joseph Bancorp, Inc. would not likely be actively traded.  That continues to be the case; in fact, I am unaware of any publicly documented trades that would provide a market indication of value.  Again, I will reference, as an alternative, another commonly used metric to provide a measurement of value: per-share book value of $19.59.  To be sure, that approach reflects a long-term view of the value of an investment, but our approach is designed to focus on the long-term total return on investment.

We will continue to consider opportunities in the short-term to enhance value.  In 2010, a stock repurchase program was approved.  While no repurchases have taken place to date, this program may allow the company to repurchase stock in the market thereby providing some support for the stock price. At the same time, we intend to continue our use of a long-term yardstick as a guide to our stewardship of this business and to the total return for our stockholders.  We believe that is the best way to honor your trust in us.

Yours truly,

/s/ Ralph Schank
Ralph Schank
Chairman of the Board
President and Chief Executive Officer

ST. JOSEPH BANCORP, INC.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth selected consolidated financial and other data of St. Joseph Bancorp, Inc. and its subsidiaries at the dates and for the periods indicated.  The selected data is derived in part from the audited consolidated financial statements of St. Joseph Bancorp, Inc.  For additional information, reference is made to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements of St. Joseph Bancorp, Inc. and related notes included elsewhere in this Annual Report.  St. Joseph Bancorp, Inc. became the holding company for Midwest Federal Savings on January 30, 2009.  Prior to that date, St. Joseph Bancorp, Inc. had no significant assets, revenues or expenses.

	At December 31,

	2010	2009	2008
	(Dollars in thousands)
Selected Financial Condition Data:

Total assets	$33,783	$23,241	$21,798
Cash due from banks	1,736	1,311	594
Interest earning deposits in other institutions	11,915	4,196	4,800
Loans, net	15,376	12,828	10,041
Available-for-sale securities	3,475	4,260	5,284
Deposits	26,308	15,279	16,226
Stockholders’ equity	7,384	7,868	5,505

	For the Years Ended December 31,

	2010	2009	2008
	(Dollars in thousands)
Selected Operating Data:

Interest income	$1,056	$1,032	$924
Interest expense	405	418	441
Net interest income	651	614	483
Provision for loan losses	39	41	4
Net interest income after provision for
loan losses	612	573	479
Non-interest income	21	7	5
Non-interest expense	1,120	893	564

Loss before income taxes	(487)	(313)	(80)
Credit for income taxes	(20)	(16)	(9)

Net loss	$(467)	$(297)	$(71)

	At or For the Years Ended December 31,
	2010	2009	2008

Selected Financial Ratios and Other Data:

Performance Ratios:

Return on assets (ratio of net loss to average total assets)	(1.73)%	(1.30)%	(0.38)%
Return on equity (ratio of net loss to average equity)	(6.07)%	(4.61)%	(1.30)%
Interest rate spread (1)	1.92%	2.16%	1.75%
Net interest margin (2)	2.49%	2.82%	2.69%
Efficiency ratio (3)	166.67%	143.80%	115.57%
Non-interest expense to average total assets	4.14%	3.90%	3.01%
Average interest-earning assets to average interest-bearing
liabilities	136.64%	134.37%	138.26%
Loans to deposits	58.45%	83.96%	61.88%

Asset Quality Ratios:
Non-performing assets to total assets	—%	—%	—%
Non-performing loans to total loans	—%	—%	—%
Allowance for loan losses to non-performing loans	—%	—%	—%
Allowance for loan losses to total loans	0.66%	0.49%	0.22%

Capital Ratio:
Average equity to average assets	28.42%	28.12%	29.15%
Equity to total assets at end of period	21.86%	33.85%	25.25%
Total capital to risk-weighted assets	50.56%	74.61%	65.50%
Tier 1 capital to risk-weighted assets	49.77%	73.92%	65.30%
Tier 1 capital to average assets	19.81%	30.66%	25.00%

Other Data:
Number of full service offices	2	1	1

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

Historically, our business has consisted primarily of originating one-to four-family real estate loans secured by property in our market area and investing in mortgage-backed and investment securities.  Typically, one-to four-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction and consumer loans.  Our loans are primarily funded by certificates of deposit and savings accounts.  Certificates of deposit typically have a higher interest rate than savings accounts.  The combination of these factors along with our significant percentage of assets in investment securities and interest-earning deposits in other institutions, which are lower yielding securities, has resulted in low interest rate spreads and returns on equity.  Because investment securities and interest-earning deposits in other institutions generally yield less than loans, however, our net interest margin has been further pressured.

In 2010, our non-interest expenses increased as a result of the increased costs associated with managing a public company and increased compensation expenses associated with our branch expansion.  In 2011, we will continue to be affected by such expenses and may incur increased expenses as a result of the implementation of our stock-based incentive plan, which was approved by St. Joseph Bancorp, Inc.’s stockholders at the 2010 annual meeting of stockholders.

Critical Accounting Policies

             In reviewing and understanding financial information for St. Joseph Bancorp, Inc., you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements.  These policies are described in Note 1 of the Notes to our Consolidated Financial Statements. The accounting and financial reporting policies of St. Joseph Bancorp, Inc. conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.  Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available.  These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the periods presented.  The following accounting policy comprises those that management believes is the most critical to aid in fully understanding and evaluating our reported financial results.  This policy requires numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations, which may significantly affect our reported results and financial condition for the period, or in future periods.

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

Comparison of Financial Condition at December 31, 2010 and December 31, 2009

Total assets increased $10.6 million, or 45.4%, to $33.8 million at December 31, 2010 from $23.2 million at December 31, 2009.  The increase was primarily the result of an increase in interest-earning deposits due to our deposit growth along with an increase in loans.

Net loans receivable increased by $2.6 million, or 19.9%, to $15.4 million at December 31, 2010 from $12.8 million at December 31, 2009. One- to four-family residential real estate loans (excluding home equity lines-of-credit) increased $2.0 million, or 17.3%, to $13.6 million at December 31, 2010 from $11.6 million at December 31, 2009.  Home equity lines-of-credit increased $72,000, or 158.6% to $118,000 at December 31, 2010 from $46,000 at December 31, 2009.  Residential real estate construction loans decreased $62,000, or 30.9%, to $138,000 at December 31, 2010 from $200,000 at December 31, 2009.  Nonresidential real estate loans increased $30,000, or 3.3%, to $914,000 at December 31, 2010 from $884,000 at December 31, 2009.  Commercial loans increased to $579,000 at December 31, 2010 from $-0- at December 31, 2009.  Consumer loans decreased a net amount of $34,000, or 20.3%, to $135,000 at December 31, 2010 from $169,000 at December 31, 2009.  The net increase during this period reflected a continued emphasis in growing our loan portfolio in our market area.

Our allowance for loan losses totaled $103,000 at December 31, 2010 and $63,500 at December 31, 2009.  At December 31, 2010, our allowance for loan losses totaled 0.66% of total loans.  Management will continue to monitor the allowance for loan losses as economic conditions and our performance dictate.  Although we maintain our allowance for loan losses at a level which we consider to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

Available-for-sale securities decreased $785,000, or 18.4%, to $3.5 million at December 31, 2010 from $4.3 million at December 31, 2009.  The decrease was the result of purchases in the amount of $1.2 million and an increase of $20,000 in fair value, offset by $10,000 in amortization, $765,000 in called securities, $330,000 in maturities and $877,000 in principal reductions on mortgage backed securities.

Premises and equipment increased $636,000, or 151.0%, to $1.1 million at December 31, 2010 from $421,000 at December 31, 2009.  This increase was a result of the purchase of an additional branch office at 2211 North Belt Highway in St. Joseph, Missouri.  There were no deposits or loans acquired as part of this transaction.

Deposits increased $11.0 million, or 72.2%, to $26.3 million at December 31, 2010 from $15.3 million at December 31, 2009.  This increase was due to savings, NOW, and money market deposits increasing $9.5 million, or 234.6%, to $13.6 million at December 31, 2010 from $4.1 million at December 31, 2009.  Time deposits increased $1.5 million, or 13.5%, to $12.7 million at December 31, 2010 from $11.2 million at December 31, 2009.  The increase in deposits resulted primarily from a more aggressive marketing campaign, competitive short-term savings rates offered during the period, the opening of an additional full service office, and from calls to existing and potential clients requesting their business.

Total stockholders’ equity decreased $484,000 to $7.4 million at December 31, 2010 from $7.9 million at December 31, 2009.  This decrease was primarily due to a net loss in the amount of $467,000 for the year ended December 31, 2010 and a net change in unrealized appreciation of available-for-sale securities of $16,000.

Comparison of Operating Results for the Years Ended December 31, 2010 and 2009

General. Net loss increased $170,000 to $(467,000) for the year ended December 31, 2010 from $(297,000) for the year ended December 31, 2009.  The primary reasons for the increase were a $227,000 increase in non-interest expense partially offset by a $2,000 decrease in provision for loan losses, interest income increasing $37,000, interest expense decreasing $13,000, the credit for income taxes increasing $4,000, and non-interest income increasing $1,000.

Interest Income. Interest income increased $24,000, or 2.3%, to $1.1 million for the year ended December 31, 2010 from $1.0 million for the year ended December 31, 2009.  The increase in interest income resulted from a $131,000 increase in interest income and fees on loans, offset by a $21,000 decrease in interest income on interest-earning deposits and a $86,000 decrease in interest income on available-for-sale securities.

Interest income and fees on loans increased $131,000, or 18.9%, to $823,000 for the year ended December 31, 2010 from $692,000 for the year ended December 31, 2009.  The average balance of loans increased $2.6 million, or 23.1%, to $14.0 million for the year ended December 31, 2010 from $11.4 million for the year ended December 31, 2009.  In addition, the average yield decreased to 5.95% for the year ended December 31, 2010 from 6.06% for the year ended December 31, 2009.  The increase in the average balance of loans resulted primarily from increases in one- to four-family residential loans and increases in commercial loans.

Interest income on available-for-sale securities decreased $86,000, or 36.6% to $149,000 for the year ended December 31, 2010 from $235,000 for the year ended December 31, 2009.  The average balance of investment securities decreased $1.7 million, or 31.6%, to $3.9 million for the year ended December 31, 2010 from $5.6 million for the year ended December 31, 2009.  In addition, the average yield on the available-for-sale securities portfolio decreased to 3.87% for the year ended December 31, 2010 from 4.17% for the year ended December 31, 2009.

Interest income on interest-earning deposits decreased $21,000, or 20.0%, to $83,000 for the year ended December 31, 2010 from $104,000 for the year ended December 31, 2009.  The average balance of interest-earning deposits increased $3.5 million, or 73.8%, to $8.2 million for the year ended December 31, 2010 from $4.7 million for the year ended December 31, 2009.  In addition, the average yield on interest-earning deposits decreased to 1.01% for the year ended December 31, 2010 from 2.23% for the year ended December 31, 2009.

Interest Expense. Interest expense decreased $13,000, or 3.0%, to $405,000 for the year ended December 31, 2010 from $418,000 for the year ended December 31, 2009.  The decrease in interest expense on interest-bearing deposits was due to a decrease in rates.  The average rate paid on interest-bearing deposits decreased 46 basis points to 2.12% for the year ended December 31, 2010 from 2.58% for the year ended December 31, 2009.  We experienced increases in the average balances of savings accounts and certificates of deposit.  There was a $3.0 million, or 17.9%, increase in the average balance of interest-bearing deposits to $19.2 million for the year ended December 31, 2010 from $16.2 million for the year ended December 31, 2009.  The increase in deposits resulted primarily from a more aggressive marketing campaign, competitive short-term savings rates offered during the period, and from calls to existing and potential clients requesting their business.

Our interest rate spread was 1.92% for 2010 compared to 2.16% for 2009.  The net interest margin was 2.49% for 2010 compared to 2.82% for 2009.

Provision for Loan Losses.  The provision for loan losses is evaluated on a regular basis by our management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.  The provision for loan losses was $39,000 for the year ended December 31, 2010 and $41,000 for the year ended December 31, 2009.  There were no non-performing loans, loans delinquent 60 days or more, charge-offs or recoveries during the years ended December 31, 2010 or 2009.

Recent weakness in economic conditions have had a severe impact on nationwide housing and financial markets, and the financial services industry in general.  Continuation of these trends could adversely affect the local housing, construction and banking industries, and weaken the local economy.  If borrowers are negatively affected by future adverse economic conditions, our non-performing assets may increase.  The allowance for loan losses as a percentage of total loans was 0.66% and 0.49% at December 31, 2010 and 2009, respectively.  We used the same methodology in calculating the provision for loan losses during each of the years ended December 31, 2010 and 2009.  The provision for loan losses increased primarily due to the Association engaging in a new line of commercial lending including one unsecured commercial loan of $500,000.

Non-interest Income.  Non-interest income was $21,000 for the year ended December 31, 2010 as compared to $7,000 for the year ended December 31, 2009.  The increase was primarily the result of fees of $13,000 generated by loans sold in the secondary market.

Non-interest Expense.  Non-interest expense increased $227,000 or 25.5% to $1.1 million for the year ended December 31, 2010 from $892,000 for the year ended December 31, 2009.  Salaries and employee benefits expense increased $143,000 to $571,000 for the year ended December 31, 2010 from $428,000 for the year ended December 31, 2009 due to increased staffing and ESOP expense.  Net occupancy expense increased $25,000 to $106,000 for the year ended December 31, 2010 from $81,000 for the year ended December 31, 2009 due to increased expenses resulting from the purchase of an additional branch office.  Depreciation expense increased $29,000 to $39,000 for the year ended December 31, 2010 from $10,000 for the year ended December 31, 2009 due to the purchase of an additional branch office.  Legal expense decreased $10,000 to $45,000 for the year ended December 31, 2010 from $55,000 for the year ended December 31, 2009 primarily due to a reduction in fees related to our public filings.  Audit fees and exams expense decreased $30,000 to $145,000 for the year ended December 31, 2010 from $175,000 for the year ended December 31, 2009.  Franchise and special taxes increased $8,000 to $30,000 for the year ended December 31, 2010 from $22,000 for the year ended December 31, 2009 due to increased staffing.  Marketing expense increased $16,000 to $54,000 for the year ended December 31, 2010 from $38,000 for the year ended December 31, 2009 due to a more aggressive marketing campaign.  Other expense increased $45,000 to $129,000 for the year ended December 31, 2010 from $84,000 for the year ended December 31, 2009 primarily due to increased FDIC assessments and increased miscellaneous operating expenses.

Income Tax Expense (Benefit).  The credit for income taxes increased by $4,000 to $(20,000) for the year ended December 31, 2010 from $(16,000) for the year ended December 31, 2009.

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

	Years Ended December 31,
	2010			2009
	Average Outstanding Balance	Interest	Yield/Cost	Average Outstanding Balance	Interest	Yield/ Cost
	(Dollars in thousands)

Interest-earning assets:
Loans	$14,047	$823	5.86%	$11,410	$692	6.06%
Available-for-sale securities	3,853	149	3.87	5,635	235	4.17
FHLB stock	27	1	3.70	25	-	0.00
Interest-earning deposits	8,197	83	1.01	4,716	105	2.23
Total interest-earning assets	26,124	1,056	4.04	21,786	1,032	4.74
Non-interest-earning assets	944			1,104
Total assets	$27,068			$22,890

Interest-bearing liabilities:
Savings deposits	$6,570	89	1.35	$3,386	35	1.03
Money market/NOW accounts	594	1	0.17	1,124	2	0.18
Certificates of deposit	11,955	315	2.63	11,703	381	3.26
Total deposits	19,119	405	2.12	16,213	418	2.58
Non-interest-bearing liabilities	255			241
Total liabilities	19,374			16,454
Stockholders’ equity	7,694			6,436
Total liabilities and stockholders’ equity	$27,068			$22,890

Net interest income		$651			$614
Net interest rate spread (1)			1.92%			2.16%
Net interest-earning assets (2)	$7,005			$5,573
Net interest margin (3)			2.49%			2.82%
Average of interest-earning assets to interest-bearing liabilities			136.64%			134.37%

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

	Years Ended December 31, 2010 vs. 2009
			Total
	Increase (Decrease) Due to		Increase
	Volume	Rate	(Decrease)
	(Dollars in thousands)
Interest-earning assets:
Loans	$152	$(21)	$131
Available-for-sale securities	(72)	(14)	(86)
FHLB stock	-	1	1
Interest-earning deposits	57	(79)	(22)
Total interest-earning assets	137	(113)	24

Interest-bearing liabilities:
Savings deposits	38	16	54
NOW accounts	(1)	-	(1)
Certificates of deposit	8	(74)	(66)
Total deposits	45	(58)	(13)
Change in net interest income	$92	$(55)	$37

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

We have emphasized the origination of fixed-rate mortgage loans for retention in our portfolio in order to maximize our net interest income.  We accept increased exposure to interest rate fluctuations as a result of our investment in such loans.  In a period of rising interest rates, our net interest rate spread and net interest income may be negatively affected.  However, this negative was mitigated somewhat by the net proceeds from the offering which will continue to support the future growth of our interest-earning assets.  In addition, we have sought to manage and mitigate our exposure to interest rate risks in the following ways:

●	We maintain relatively high levels of short-term liquid assets. At December 31, 2010, our short-term liquid assets totaled $13.7 million;

●	We lengthen the weighted average maturity of our liabilities through retail deposit pricing strategies;

●	We invest in shorter- to medium-term securities and in securities with step-up rate features providing for increased interest rates prior to maturity according to a pre-determined schedule; and

●	We maintain high levels of capital.

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

Quantitative Analysis.  The table below sets forth, as of December 31, 2010, the estimated NPV that would result from the designated instantaneous changes in the U.S. Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

Change in		Estimated Increase		NPV as a Percentage of Present Value of Assets (3)
Interest Rates	Estimated	(Decrease) in NPV		NPV Ratio	Change in
(basis points) (1)	NPV (2)	Amount	Percent	(4)	Basis Points
(Dollars in thousands)

+300	$6,903	$(712)	(9)%	20.82%	(122)
+200	7,186	(429)	(6)	21.35	(69)
+100	7,459	(156)	(2)	21.83	(21)
+50	7,553	(63)	(1)	21.97	(7)
0	7,615	—	—	22.04	—
-50	7,597	(19)	—	21.92	(12)
-100	7,665	50	1	22.03	(1)

(1)	Assumes an instantaneous uniform change in interest rates at all maturities.
(2)	NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3)	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4)	NPV Ratio represents NPV divided by the present value of assets.

The table above indicates that at December 31, 2010, in the event of a 200 basis point increase in interest rates, we would experience a 6% decrease in net portfolio value.  In the event of a 100 basis point decrease in interest rates, we would experience an increase of less than 1% in net portfolio value.

Certain shortcomings are inherent in the methodologies used in determining interest rate risk through changes in net portfolio value.  Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates.  In this regard, the net portfolio value tables presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities.  Accordingly, although the net portfolio value tables provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

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

Our Board of Directors is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies.  We believe that we have enough sources of liquidity to satisfy our short- and long-term liquidity needs as of December 31, 2010.

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

Our most liquid assets are cash and cash equivalents and interest-earning deposits in other institutions.  The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period.  At December 31, 2010, cash and cash equivalents totaled $1,736,000 and interest-earning deposits in other institutions totaled $11.9 million.  Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $3.5 million at December 31, 2010.  On December 31, 2010, we had no outstanding borrowings from the Federal Home Loan Bank of Des Moines.  We have the ability to borrow from the Federal Home Loan Bank of Des Moines, although we have not currently established any credit lines.

At December 31, 2010, we had no loan commitments outstanding.  In addition, at that date, we had unused lines-of-credit to borrowers of $239,000.  Savings, NOW and money market accounts were $13.6 million at December 31, 2010, or 51.6% of total deposits.  Certificates of deposit due within one year of December 31, 2010 totaled $4.3 million, or 16.5% of total deposits.  If these deposits do not remain with us, we will be required to seek other sources of funds, including other deposits and Federal Home Loan Bank advances.  Depending on market conditions, we may be required to pay higher rates on such deposits or borrowings than we currently pay on the certificates of deposit due on or before December 31, 2011.  We believe, however, based on past experience, that a significant portion of such deposits will remain with us.  We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activities are originating loans, and purchasing interest-earning deposits and securities.  During the years ended December 31, 2010 and 2009, we originated $7.2 million and $4.6 million, respectively, of loans.  During the years ended December 31, 2010 and 2009, we had net (purchases) redemptions of interest-earning deposits totaling ($7.7 million) and $604,000, respectively.  During those periods, we had net decreases in securities of $785,000 and $1.0 million, respectively.

Financing activities consist primarily of activity in deposit accounts.  We experienced a net increase in total deposits of $11 million for the year ended December 31, 2010, and a net decrease in total deposits of $947,000 for the year ended December 31, 2009.  Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors, and by other factors.

Midwest Federal Savings is subject to various regulatory capital requirements, including a risk-based capital measure.  The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories.  At December 31, 2010, Midwest Federal Savings exceeded all regulatory capital requirements.  Midwest Federal Savings is considered “well capitalized” under regulatory guidelines. See Note 10 of the Notes to the Consolidated Financial Statements.

 The net proceeds from the stock offering have significantly increased our liquidity and capital resources.  Over time, the initial level of liquidity will continue to be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of loans.

Off-Balance Sheet Arrangements

As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines-of-credit.  While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon.  Such commitments are subject to the same credit policies and approval process accorded to loans we make.  For additional information, see Note 16 of the Notes to the Consolidated Financial Statements.

Recent Accounting Pronouncements

In January 2011, the FASB issued an Accounting Standards Update, Receivables (Topic 310):  Clarifications to Accounting for Troubled Debt Restructurings by Creditors.  The Amendments in this Update delayed the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities.  The effective date of the new disclosures about troubled debt restructurings for public entities is anticipated to be effective for interim and annual periods ending after June 15, 2011.  The Company does not expect the adoption to have a material impact on these consolidated financial statements.

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

STOCKHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Stockholders will be held at 3:00 p.m. on May 25, 2011 at the executive office of Midwest Federal Savings & Loan Association, 1901 Frederick Avenue, St. Joseph, Missouri 64501.

Stock Listing
The market for our common stock is illiquid.  Our common stock is intermittently quoted on the OTC Electronic Bulletin Board under the symbol “SJBA”.

The approximate number of holders of record of St. Joseph Bancorp’s common stock as of March 31, 2011 was 110.  Certain shares of St. Joseph Bancorp are held in “nominee” or “street” name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.  However, we are not aware of any transactions in St. Joseph Bancorp common stock subsequent to our initial public offering in January 2009 at $10 per share.

The Board of Directors has the authority to declare cash dividends on shares of common stock, subject to statutory and regulatory requirements.  However, no decision has been made with respect to the payment of cash dividends and no dividends have been paid to date.  In determining whether and in what amount to pay a cash dividend, the Board is expected to take into account a number of factors, including capital requirements, our consolidated financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions.  No assurances can be given that any cash dividends will be paid or that, if paid, will not be reduced or eliminated in the future.

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
BKD, LLP
1201 Walnut Street, Suite 1700 Kansas City, MO 64106-2246
Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

If you have any questions concerning your stockholder account, please call our transfer agent, noted above, at (800) 368-5948.  This is the number to call if you require a change of address, records or information about lost certificates.

Annual Report on Form 10-K
A copy of the Company’s Form 10-K for the fiscal year ended December 31, 2010 will be furnished without charge to stockholders upon written request to the Secretary, St. Joseph Bancorp, Inc., 1901 Frederick Avenue, St. Joseph, Missouri 64501.

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
Sales & Risk Management, Brooner & Associates Construction, Inc.

George T. Hopkins, III
Building Development Supervisor, City of St. Joseph, Missouri

John R. Wray
Realtor, Prudential Summers Realtors

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm and
Consolidated Financial Statements

December 31, 2010 and 2009

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES

120 W. 12th Street, Suite 1200 Kansas City, MO 64105-1936 816.221.6300 Fax 816.221.6380 www.bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee and Board of Directors
St. Joseph Bancorp, Inc.
St. Joseph, Missouri

We have audited the accompanying consolidated balance sheets of St. Joseph Bancorp, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010.  The Company’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of St. Joseph Bancorp, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, llp

Kansas City, Missouri
March 31, 2011

St. Joseph Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2010 and 2009

Assets
	2010	2009

Cash and due from banks	$1,736,072	$1,311,198
Interest-earning deposits in other institutions	11,915,446	4,196,227
Available-for-sale securities	3,475,406	4,260,289
Loans, net of allowance for loan losses of $103,000 and $63,500 at December 31, 2010 and 2009, respectively	15,375,849	12,827,709
Premises and equipment, net	1,057,746	421,452
Federal Home Loan Bank stock, at cost	26,700	26,200
Interest receivable	100,803	82,325
Prepaid income taxes	-	2,877
Other	95,421	112,631

Total assets	$33,783,443	$23,240,908

Liabilities and Stockholders’ Equity

Liabilities
Deposits
Savings, NOW and money market	$13,569,249	$4,055,699
Time	12,738,747	11,222,929

Total deposits	26,307,996	15,278,628

Advances from borrowers for taxes and insurance	21,232	23,799
Interest payable	520	1,274
Deferred income taxes	3,889	16,405
Other liabilities	44,273	42,607

Total liabilities	26,377,910	15,362,713

Temporary Equity
ESOP shares subject to mandatory redemption	21,105	10,050

Stockholders’ Equity
Common stock, $.01 par value, 4,000,000 shares authorized, 376,918 shares issued and outstanding	3,739	3,739
Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued or outstanding	-	-
Additional paid-in capital	2,660,524	2,660,021
Retained earnings	4,663,575	5,131,632
Accumulated other comprehensive income:
Unrealized gain on available-for-sale securities, net of income taxes	56,590	72,753

Total stockholders’ equity	7,384,428	7,868,145

Total liabilities and stockholders’ equity	$33,783,443	$23,240,908

See notes to consolidated financial statements.

St. Joseph Bancorp, Inc. and Subsidiaries
Consolidated Statements of Operations
For the Years Ended December 31, 2010, 2009, and 2008

	2010	2009	2008
Interest Income
Interest and fees on loans	$822,788	691,872	616,392
Available-for-sale securities	149,099	235,278	230,516
Interest-earning deposits	83,320	104,184	71,993
Federal Home Loan Bank dividends	663	367	4,796

Total interest income	1,055,870	1,031,701	923,697

Interest Expense
Deposits	405,183	417,578	440,564

Net Interest Income	650,687	614,123	483,133

Provision for Loan Losses	39,500	41,500	4,000

Net Interest Income After Provision for Loan Losses	611,187	572,623	479,133

Non-interest Income
Other	20,870	6,634	5,176

Non-interest Expense
Salaries and employee benefits	571,031	427,899	366,652
Net occupancy expense	106,196	80,919	72,158
Depreciation	39,192	9,888	12,316
Legal expense	45,092	54,529	3,600
Audit fees and exams	145,202	175,232	17,742
Franchise and special taxes	30,338	21,571	16,937
Marketing expense	53,833	38,049	23,062
Other	128,638	84,316	51,911

Total non-interest expense	1,119,522	892,403	564,378

Loss Before Income Taxes	(487,465)	(313,146)	(80,069)

Credit for Income Taxes	(20,413)	(15,932)	(9,226)

Net Loss	$(467,052)	$(297,214)	$(70,843)

Basic and Diluted Loss Per Common Share	$(1.34)	$(0.86)	N/A

Basic Weighted Average Shares Outstanding	348,272	347,016	N/A

See notes to consolidated financial statements.

St. Joseph Bancorp, Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity
For the Years Ended December 31, 2010, 2009, and 2008

					Accumulated
			Additional		Other	Total
	Comprehensive		Paid-in		Comprehensive	Stockholders’
	Income	Common Stock	Capital	Retained Earnings	Income (Loss)	Equity

Balance, January 1, 2008		$-	$-	$5,499,689	$(17,105)	$5,482,584

Net loss	$(70,843)	-	-	(70,843)	-	(70,843)

Change in unrealized depreciation of available-for-sale securities, net of income taxes of $27,398	93,668	-	-	-	93,668	93,668
Total comprehensive income	$22,825

Balance, December 31, 2008		-	-	5,428,846	76,563	5,505,409

Net loss	$(297,214)	-	-	(297,214)	-	(297,214)

Change in unrealized appreciation of available-for-sale securities, net of income taxes of $39	(3,810)	-	-	-	(3,810)	(3,810)
Total comprehensive income	$(301,024)

Net proceeds from issuance of 376,918 shares of common stock		3,769	2,961,521	-	-	2,965,290

Acquisition of unearned ESOP shares		(30)	(301,500)	-	-	(301,530)

Balance, December 31, 2009		3,739	2,660,021	5,131,632	72,753	7,868,145

Net loss	$(467,052)	-	-	(467,052)	-	(467,052)

Change in unrealized appreciation of available-for-sale securities, net of income taxes of $4,284	(16,163)	-	-	-	(16,163)	(16,163)
Total comprehensive loss	$(483,215)

Change in redemption value of ESOP shares subject to mandatory redemption		-	-	(1,005)	-	(1,005)

ESOP shares committed for release		-	503	-	-	503

Balance, December 31, 2010		$3,739	$2,660,524	$4,663,575	$56,590	$7,384,428

See notes to consolidated financial statements.

St. Joseph Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2010, 2009, and 2008

	2010	2009	2008
Operating Activities
Net loss	$(467,052)	$(297,214)	$(70,843)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	39,192	21,987	22,792
Amortization and accretion of securities	10,339	5,019	1,409
Provision for loan losses	39,500	41,500	4,000
Loss (gain) on disposal of equipment	(100)	(300)	50
Gain on sale of loans held for sale	(13,266)	-	-
Origination of loans held for sale	(864,000)	-	-
Sale of loans held for sale	877,266	-	-
Deferred income taxes	(8,232)	13,629	1,978
Compensation cost on allocated ESOP shares	10,553	10,050	-
Changes in:
Interest receivable	(18,478)	4,413	(1,135)
Prepaid income taxes	2,877	6,777	(9,654)
Other assets	17,210	(50,920)	(21,914)
Other liabilities and interest payable	912	(7,306)	6,567

Net cash used in operating activities	(373,279)	(252,365)	(66,750)

Investing Activities
Net increase in loans	(2,587,640)	(2,827,067)	(1,042,989)
Purchases of securities	(1,217,435)	(1,519,579)	(1,996,250)
Net redemptions (purchases) of interest-earning deposits	(7,719,219)	603,773	(2,050,000)
Proceeds from maturities and calls of securities	1,095,000	1,610,000	2,000,000
Purchases of Federal Home Loan Bank stock	(500)	(4,000)	120,300
Principal reductions of mortgage backed securities	876,532	924,644	821,428
Proceeds from disposal of equipment	100	300	-
Purchases of premises and equipment	(675,486)	(49,977)	(162,456)

Net cash used in investing activities	(10,228,648)	(1,261,906)	(2,309,967)

Financing Activities
Net increase in savings, NOW and money market accounts	9,513,550	969,589	819,787
Net increase in time deposits	1,515,818	219,025	380,589
Net decrease in prepaid conversion costs	-	(300,781)	(503,109)
Net increase in subscription proceeds deposits	-	-	2,136,104
Proceeds from issuance of common stock	-	1,331,546	-
Net increase (decrease) in advances from borrowers for taxes and insurance	(2,567)	11,738	1,426

Net cash provided by financing activities	11,026,801	2,231,117	2,834,797

Increase in cash and cash equivalents	424,874	716,846	458,080

Cash and Cash Equivalents, Beginning of Year	1,311,198	594,352	136,272

Cash and Cash Equivalents, End of Year	$1,736,072	$1,311,198	$594,352

Supplemental Cash Flows Information

Interest paid	$405,937	$420,471	$436,895

Income taxes paid (net of refunds)	$(15,058)	$(36,388)	$924

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
December 31, 2010, 2009 and 2008

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

The Plan called for the common stock of the holding company to be offered to various parties in a subscription offering at a price based on an independent appraisal of the Association, which was determined to be $10 per share.  Shares that were not purchased in the subscription offering were offered in a community offering.  The Association may not declare or pay a cash dividend if the effect thereof would cause its net worth to be reduced below either the amount required for the regulatory capital requirements imposed by the OTS.

The conversion has been accounted for in accordance with generally accepted accounting principles.  Accordingly, the consolidated financial statement for the year ended December 31, 2008 is presented as results of the Association and its subsidiary.  The consolidated financial statements as of and for the years ended December 31, 2010 and 2009, are presented as results of the Company and its subsidiaries.

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Note 1:	Nature of Operations and Summary of Significant Accounting Policies (Continued)

Nature of Operations (Continued)

The Company operates in a highly regulated environment and is subject to extensive regulation, supervision and examination.  Applicable laws and regulations may change, and there is no assurance that such changes will not adversely affect the Company’s business.  Such regulation and supervision govern the activities in which an institution may engage and are intended primarily for the protection of the Association, its depositors and the FDIC.  Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including but not limited to the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution’s allowance for loan losses.  Any change in such regulation and oversight, whether in the form of restrictions on activities, regulatory policy, regulations, or legislation, including but not limited to changes in the regulations governing banks, could have a material impact on the Company’s operations.  In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act was recently signed into law by the President.  The effect of this new law on the banking industry and on the Company is uncertain at the present time given that many of the changes will be implemented through regulatory rules that have yet to be proposed or adopted.

On January 30, 2009, the Company became the holding company for the Association upon the Association’s conversion from a federally chartered mutual savings association to a federally chartered capital stock savings association.  The conversion was accomplished through the sale and issuance by the Company of 376,918 shares of common stock at $10 a share.  Proceeds from the sale of common stock, net of expenses incurred of $803,890 were $2,965,290.  This does not include $301,530 related to shares held by the Association’s Employee Stock Ownership Plan (ESOP).

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
December 31, 2010, 2009 and 2008

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
December 31, 2010, 2009 and 2008

Note 1:	Nature of Operations and Summary of Significant Accounting Policies (Continued)

Securities (Continued)

When the Company does not intend to sell a debt security and it is more likely than not the Company will not have to sell the security before recovery of its cost basis, it recognizes the credit loss component of an other-than-temporary impairment of a debt security in earnings and the noncredit loss is recognized in accumulated other comprehensive income.  The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected based on cash flow projections.  In estimating other-than-temporary impairment losses, management considers (1) the intent to sell the investment securities and the more likely than not requirement that the Company will be required to sell the investment securities prior to recovery (2) the length of time and the extent to which the fair value has been less than cost and (3) the financial condition and near-term prospects of the issuer.

Loans

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoffs, are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.  Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.  Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.  When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income.  The interest on these loans is generally accounted for on a cost recovery basis, meaning interest is not recognized until the full past due balance has been collected.  Loans may be returned to accrual status when all the principal and interest amounts contractually due are brought current, and future payments are reasonably assured.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate.  Net unrealized losses, if any, are recognized through a valuation allowance by charges to noninterest income.  Gains and losses on loan sales are recorded in noninterest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan.

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
December 31, 2010, 2009 and 2008

Note 1:	Nature of Operations and Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the composition and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan-by-loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

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
December 31, 2010, 2009 and 2008

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

The Company and its subsidiaries filed separate federal income tax returns on a calendar year basis for 2008 and 2009.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and the state of Missouri.  With few exceptions, the Company and its subsidiaries are no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2007.

Transfers Between Fair Value Hierarchy Levels

Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the period ending date.

Reclassifications

Certain reclassifications have been made to the 2009 and 2008 consolidated financial statements to conform to the 2010 consolidated financial statement presentation.  These reclassifications had no effect on net income.

Pending Accounting Pronouncement

In January 2011, the FASB issued an Accounting Standards Update, Receivables (Topic 310):  Clarifications to Accounting for Troubled Debt Restructurings by Creditors.  The amendments in this Update delayed the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities.  The effective date of the new disclosures about troubled debt restructurings for public entities is anticipated to be effective for interim and annual periods ending after June 15, 2011.  The Company does not expect the adoption to have a material impact on these consolidated financial statements.

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Note 2:	Employee Stock Ownership Plan

In connection with the conversion to an entity owned by stockholders, the Association established an Employee Stock Ownership Plan (ESOP) for the exclusive benefit of eligible employees (all salaried employees who have completed at least 1,000 hours of service in a twelve-month period and have attained the age of 21).  The ESOP borrowed funds from the Company in an amount sufficient to purchase 30,153 shares (approximately 8% of the common stock issued in the stock offering).  The loan is secured by the shares purchased and will be repaid by the ESOP with funds from contributions made by the Association and dividends received by the ESOP.  Contributions will be applied to repay interest on the loan first, then the remainder will be applied to principal.  The loan is expected to be repaid over a period of up to 30 years.  Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid.  Contributions to the ESOP and shares released from the suspense account are allocated among participants in proportion to their compensation, relative to total compensation of all active participants.  Participants will vest in their accrued benefits under the employee stock ownership plan at the rate of 20 percent per year.  Vesting is accelerated upon retirement, death or disability of the participant, or a change in control of the Association.  Forfeitures will be reallocated to remaining plan participants.  Benefits may be payable upon retirement, death, disability, separation from service, or termination of the ESOP.

The debt of the ESOP is eliminated in consolidation.  Contributions to the ESOP shall be sufficient to pay principal and interest currently due under the loan agreement.  As shares are committed to be released from collateral, the Company reports compensation expense equal to the average market price of the shares for the respective period, and the shares become outstanding for earnings per share computations.  Dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest.  ESOP compensation expense was $10,553 and $10,050 for the years ended December 31, 2010 and 2009, respectively.

A summary of ESOP shares at December 31 are as follows:

	2010	2009

Released shares	1,005	-
Shares committed for release	1,005	1,005
Unreleased shares	28,143	29,148

Total	30,153	30,153

Fair value of unreleased shares	$295,502	$306,054

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Note 2:	Employee Stock Ownership Plan (Continued)

The Company is obligated, at the option of each beneficiary, to repurchase shares of the ESOP at its current fair market value, upon the beneficiary’s termination or after retirement (“put right”).  The put right feature makes the stock mandatorily redeemable.  Since the redemption feature is not within the sole control of the Company, this obligation has been classified outside of permanent equity, and included within the caption temporary equity on the balance sheet.  The Company accounts for this obligation based on the maximum cash obligation, which is based on the fair value of the underlying equity securities.  At December 31, 2009, the fair value as estimated by an independent third party of the 1,005 shares released and committed for release, held by the ESOP, was $10,050.  At December 31, 2010, the fair value as estimated by an independent third party of the 2,010 shares released and committed for release, held by the ESOP, is $21,105.

Note 3:	Equity Incentive Plan

During 2010, the Company adopted the St. Joseph Bancorp, Inc. 2010 Equity Incentive Plan (the “Equity Incentive Plan”), to provide officers, employees and directors of the Company and the Association with additional incentives to promote the growth and performance of the Company.  The Equity Incentive Plan complies with the regulations of the OTS.  However, the OTS has not endorsed or approved the Equity Incentive Plan in any way.  Subject to permitted adjustments for certain corporate transactions, the Equity Incentive Plan authorizes the issuance or delivery to participants of up to 52,768 shares of the Company common stock pursuant to grants of restricted stock awards, incentive stock options and non-qualified stock options; with up to 37,692 shares of stock used to fund stock options and 15,076 shares of stock used to fund restricted stock awards under the Equity Incentive Plan.

The Equity Incentive Plan is administered by the members of the Company’s Compensation Committee (the “Committee”) who are ‘‘Disinterested Board Members,” as defined in the Equity Incentive Plan.  The Committee has full and exclusive power within the limitations set forth in the Equity Incentive Plan to make all decisions and determinations regarding the selection of participants and the granting of awards; establishing the terms and conditions relating to each award; adopting rules, regulations and guidelines for carrying out the Equity Incentive Plan’s purposes; and interpreting and otherwise construing the Equity Incentive Plan. The Equity Incentive Plan also permits the Board of Directors or the Committee to delegate to one or more officers of the Company the power to: (i) designate officers and employees who will receive awards; and (ii) determine the number of awards to be received by them, provided that such delegation is not prohibited by applicable law or the rules of the stock exchange on which our common stock is traded.  Awards intended to be “performance-based” under Section 162(m) of the Internal Revenue Code must be granted by the Committee in order to be exempt from the $1.0 million limit on deductible compensation for tax purposes.

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Note 3:	Equity Incentive Plan (Continued)

The Committee may grant an award under the Equity Incentive Plan as an alternative to or replacement of an existing award under the Equity Incentive Plan or any other plan of the Company or a subsidiary of the Company, or as the form of payment for grants or rights earned or due under any other plan or arrangement of the Company or a subsidiary of the Company, including the plan of any entity acquired by the Company or a subsidiary of the Company.  Employees and directors of the Company or its subsidiaries are eligible to receive awards under the Equity Incentive Plan, except that non-employees may not be granted incentive stock options. The Committee may determine the type and terms and conditions of awards under the Equity Incentive Plan, which shall be set forth in an award agreement delivered to each participant.  Each award shall be subject to conditions established by the Committee that are set forth in the recipient’s award agreement, and shall be subject to vesting conditions and restrictions as determined by the Committee; provided, however, that unless the Committee specifies a different vesting rate, no awards shall vest more rapidly than 20% per year over a five-year period commencing one year from the date of grant.  No awards were granted by the Committee during 2010.

Note 4:	Loss Per Share

Loss per share amount is based on the weighted average number of shares outstanding for the period and the net loss applicable to common stockholders.  Loss per share data is not presented for the year ended December 31, 2008, as there were no outstanding shares of common stock until the conversion on January 30, 2009.  ESOP shares are excluded from shares outstanding until they have been committed to be released.

The following table presents a reconciliation of basic loss per share to diluted loss per share for the periods indicated.

	Year Ended	Year Ended
	12/31/10	12/31/09

Net loss	$(467,052)	$(297,214)

Average common shares outstanding	348,272	347,016
Average common share stock options	-	-
outstanding
Average diluted common shares	$348,272	$347,016

Loss per share:
Basic	$(1.34)	$(0.86)
Diluted	(1.34)	(0.86)

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Note 5:	Available-For-Sale Securities

The amortized cost of available-for-sale securities and their estimated fair values are summarized below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2010

U.S. Government agencies	$2,223,477	$30,700	$11,201	$2,242,976
Mortgage-backed securities	1,180,364	52,066	-	1,232,430

	$3,403,841	$82,766	$11,201	$3,475,406

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2009

U.S. Government agencies	$2,014,241	$21,482	$-	$2,035,723
Municipal securities	95,000	1,850	-	96,850
Mortgage-backed securities	2,059,037	68,679	-	2,127,716

	$4,168,278	$92,011	$-	$4,260,289

All mortgage-backed securities at December 31, 2010 and 2009 relate to residential mortgages, and were issued by government-sponsored enterprises.

The amortized cost and fair value of available-for-sale securities at December 31, 2010, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value

Within one year	$-	$-
One to five years	2,223,477	2,242,976
Six to ten years	-	-
Mortgage-backed securities	1,180,364	1,232,430

Totals	$3,403,841	$3,475,406

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Note 5:	Available-For-Sale Securities (Continued)

Certain investments in debt securities may be reported in the consolidated financial statements at an amount less than their historical cost.  Total fair value of these investments at December 31, 2010 and 2009 were $688,799 and $-0-, which is approximately 20% and  0% of the Company’s available-for-sale portfolio, respectively.  Based on evaluation of available evidence, including recent changes in market interest rates, management believes the declines in fair value for these securities are temporary.

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2010.  There were no unrealized losses at December 31, 2009.

December 31, 2010
	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

U.S. Government agencies	$688,799	$11,201	$-	$-	$688,799	$11,201

Total temporarily impaired securities	$688,799	$11,201	$-	$-	$688,799	$11,201

Note 6:	Loans and Allowance for Loan Losses

The categories of loans at December 31, include the following:

	2010	2009
Residential real estate
One-to-four family residential	$13,714,806	$11,640,688
Construction	138,000	199,588
Nonresidential real estate	913,589	884,172
Commercial	579,352	-
Consumer	134,903	169,368

Total loans	15,480,650	12,893,816

Less
Net deferred loan fees, premiums and discounts	1,801	2,607
Allowance for loan losses	103,000	63,500

Net loans	$15,375,849	$12,827,709

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Note 6:	Loans and Allowance for Loan Losses (Continued)

One-to Four-Family Residential Mortgage Lending.  One-to four-family residential mortgage loans represent almost 90% of the Company’s loans and are generated by the Company’s marketing efforts, its present customers, walk-in customers and referrals.  The Company offers fixed-rate and Adjustable Rate Mortgage (ARM) loans for both permanent structures and those under construction.  The Company’s one-to four-family residential mortgage originations are secured primarily by properties located in its primary market area and surrounding areas.

The Company originates one- to four-family residential mortgage loans with terms up to a maximum of 30-years.  The Company generally requires that private mortgage insurance be obtained in an amount sufficient to reduce the Company’s exposure to at or below the 80% loan-to-value level, unless the loan is insured by the Federal Housing Administration, guaranteed by Veterans Affairs or guaranteed by the Rural Housing Administration.  Residential loans generally do not include prepayment penalties.

In underwriting one-to four-family residential real estate loans, the Company evaluates both the borrower’s ability to make monthly payments and the value of the property securing the loan.  Most properties securing real estate loans made by the Company are appraised by independent fee appraisers approved by the Board of Directors.  The Company generally requires borrowers to obtain an attorney’s title opinion or title insurance, and fire and property insurance (including flood insurance, if necessary) in an amount not less than the amount of the loan.  Real estate loans originated by the Company generally contain a “due on sale” clause allowing the Company to declare the unpaid principal balance due and payable upon the sale of the security property.  The Company has not engaged in sub-prime residential mortgage originations.

Activity in the allowance for loan losses was as follows:

	2010	2009	2008

Balance, beginning of year	$63,500	$22,000	$18,000

Provision charged to expense	39,500	41,500	4,000

Balance, end of year	$103,000	$63,500	$22,000

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Note 6:	Loans and Allowance for Loan Losses (Continued)

Specific changes in the allowance for loan losses for the year ended December 31, 2010:

	1-4 Family	Construction
	Residential	Residential	Nonresidential
	Real Estate	Real Estate	Real Estate	Commercial	Consumer	Total
Allowance for loan losses:
Balance, beginning	$42,000	$10,500	$8,000	$-	$3,000	$63,500
Provision charged to
expense	12,000	4,500	1,000	22,000	-	39,500

Balance, ending	$54,000	$15,000	$9,000	$22,000	$3,000	$103,000

Ending balance, Individually
evaluated for impairment	$-	$-	$-	$-	$-	$-

Ending balance: General
allowance for loan losses	$54,000	$15,000	$9,000	$22,000	$3,000	$103,000

Loans:
Ending balance: Total	$13,714,806	$138,000	$913,589	$579,352	$134,903	$15,480,650

Ending balance: Impaired
loans with a valuation
allowance	$-	$-	$-	$-	$-	$-

In connection with the filing of periodic reports with the OTS and in accordance with the Company’s asset classification policy, management regularly reviews the problem loans in the Company’s portfolio to determine whether any assets require classifications in accordance with applicable regulations.  The following table sets forth the balance of loans at December 31, 2010 by loan class.  Special mention loans are performing loans on which information about the collateral pledged or the possible credit problems of the borrowers have caused management to have doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such loans in the non-performing loan categories.  Special mention loans are included with loans 30 to 89 days delinquent in the general valuation of the collateral pledged, if any.  Substandard loans include those characterized by the distinct possibility the Company will sustain some loss if the deficiencies are not corrected.  Loans classified as doubtful have all the weaknesses inherent as those classified as substandard, with the added characteristic that the weaknesses present make collection or liquidation in full on the basis of currently existing facts and conditions and values highly questionable and improbable.

	1-4 Family	Construction
	Residential	Residential	Nonresidential
	Real Estate	Real Estate	Real Estate	Commercial	Consumer	Total

Pass	$13,714,806	$138,000	$913,589	$579,352	$134,903	$15,480,650
Special Mention	-	-	-	-	-	-
Substandard	-	-	-	-	-	-
Substandard-Impaired	-	-	-	-	-	-

	$13,714,806	$138,000	$913,589	$579,352	$134,903	$15,480,650

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Note 6:	Loans and Allowance for Loan Losses (Continued)

Credit profile based on payment activity at December 31, 2010 is as follows::

	1-4 Family	Construction
	Residential	Residential	Nonresidential
	Real Estate	Real Estate	Real Estate	Commercial	Consumer	Total

Performing	$13,714,806	$138,000	$913,589	$579,352	$134,903	$15,480,650
Non-performing	-	-	-	-	-	-

	$13,714,806	$138,000	$913,589	$579,352	$134,903	$15,480,650

Information concerning impaired loans is as follows:

December 31,
	2010	2009

Impaired loans without a valuation allowance	$-	$-
Impaired loans with a valuation allowance	-	-
Total impaired loans	$-	$-

Valuation related to impaired loans	$-	$-

Total nonaccrual loans	$-	$-

Total loans past due ninety days or more and still accruing	$-	$-

Years Ended December 31,
	2010	2009	2008

Average investments in impaired loans	$-	$-	$-
Interest income that would have been recognized
on impaired loans	$-	$-	$-
Interest income recorded on impaired loans	$-	$-	$-

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Note 6:	Loans and Allowance for Loan Losses (Continued)

Impaired loans by loan type as of December 31, 2010 are as follows:

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized

With no specific reserve recorded:
Residential real estate - 1 to 4 family	$-	$-	$-	$-	$-
Residential real estate - Construction	-	-	-	-	-
Nonresidential real estate	-	-	-	-	-
Commercial	-	-	-	-	-
Consumer and other	-	-	-	-	-

With an allowance recorded:
Residential real estate - 1 to 4 family	-	-	-	-	-
Residential real estate - Construction	-	-	-	-	-
Nonresidential real estate	-	-	-	-	-
Commercial	-	-	-	-	-
Consumer and other	-	-	-	-	-

Total
Residential real estate - 1 to 4 family	-	-	-	-	-
Residential real estate - Construction	-	-	-	-	-
Nonresidential real estate	-	-	-	-	-
Commercial	-	-	-	-	-
Consumer and other	-	-	-	-	-

Total	$-	$-	$-	$-	$-

A schedule of past due loans as of December 31, 2010 is as follows:

						Greater
		Greater				Than
	30 - 89	Than	Total			90 Days
	Past Due	90 Days	Past Due	Current	Total	Accruing

Residential real estate - 1 to 4 family	$-	$-	$-	$13,714,806	$13,714,806	$-
Residential real estate - Construction	-	-	-	138,000	138,000	-
Nonresidential real estate	-	-	-	913,589	913,589	-
Commercial	-	-	-	579,352	579,352	-
Consumer and other	-	-	-	134,903	134,903	-

	$-	$-	$-	$15,480,650	$15,480,650	$-

There are no other know problem loans that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Note 7:	Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2010	2009

Land	$447,401	$132,400
Buildings and improvements	636,119	412,494
Furniture and fixtures	350,009	213,149
	1,433,529	758,043
Less accumulated depreciation	375,783	336,591

Net premises and equipment	$1,057,746	$421,452

Note 8:	Interest-bearing Deposits

Interest-bearing time deposits in denominations of $100,000 or more were $2,927,736 at December 31, 2010, and $2,212,794 at December 31, 2009.

At December 31, 2010, the scheduled maturities of time deposits are as follows:

2011	$4,260,160
2012	3,775,324
2013	3,088,182
2014	619,660
2015	995,421

$12,738,747

Major categories of interest expense are as follows:

		December 31,
	2010	2009	2008

Certificates of deposits	$315,420	$380,393	$409,263
Savings	88,520	35,183	28,740
Now accounts	1,243	2,002	2,561

	$405,183	$417,578	$440,564

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Note 9:	Income Taxes

The credit for income taxes includes these components:

	2010	2009	2008

Current	$(12,181)	$(29,561)	$(11,204)
Deferred	(8,232)	13,629	1,978

Credit for income taxes	$(20,413)	$(15,932)	$(9,226)

A reconciliation of the credit for income taxes at the statutory rate to the Company’s actual income tax credit is shown below:

	2010	2009	2008

Computed at the statutory rate (15%)	$(72,965)	$(46,943)	$(12,010)
Increase (decrease) resulting from:
Tax exempt dividends	-	-	(74)
Nondeductible expenses	288	170	128
State income taxes	-	-	(4,764)
Change to effective rate applied to deferred taxes	-	-	8,446
Changes in deferred tax asset valuation allowance	55,367	39,288	-
Other	(3,103)	(8,447)	(952)

Credit for income taxes	$(20,413)	$(15,932)	$(9,226)

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2010	2009
Deferred tax assets:
Allowance for loan losses	$22,660	$13,970
Charitable contributions	876	567
Accrued compensated absences	3,385	2,560
ESOP expense	4,533	2,211
Net operating loss carryforward	94,655	39,288

	126,109	58,596

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009, and 2008

Note 9:	Income Taxes (Continued)

	2010	2009
Deferred tax liabilities:
Unrealized gain on available-for-sale securities	(14,975)	(19,259)
Depreciation temporary difference	(19,856)	(16,340)
Other	(512)	(114)
	(35,343)	(35,713)

Net deferred tax asset before valuation allowance	90,766	22,883

Valuation allowance:
Beginning balance	(39,288)	-
Increase during the period	(55,367)	(39,288)
Ending balance	(94,655)	(39,288)

Net deferred tax liability	$(3,889)	$(16,405)

Retained earnings, at December 31, 2010 and 2009, include approximately $839,000 for which no deferred federal income tax liability has been recognized.  These amounts represent an allocation of income to bad debt deductions for tax purposes only.  Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate.  The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $325,000 at December 31, 2010 and 2009.  As of December 31, 2010, the Company had a net operating loss carryforward totaling approximately $631,000 that expires in 2030.

Note 10:	Regulatory Matters

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

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009, and 2008

Note 10:	Regulatory Matters (Continued)

Quantitative measures established by regulation to ensure capital adequacy, require the Association to maintain minimum amounts and ratios (set forth in the table below).  Management believes, as of December 31, 2010 and 2009, that the Association meets all capital adequacy requirements to which it is subject.

As of December 31, 2010, the most recent notification from The Office of Thrift Supervision (OTS) categorized the Association as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Association must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table.  There are no conditions or events since that notification that management believes have changed the Association’s category.

The Association’s actual capital amounts and ratios are also presented in the following tables.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010:
Total capital (to risk-weighted assets)	$6,621,000	50.6%	$1,048,000	8.0%	$1,310,000	10.0%

Tier I capital (to risk-weighted assets)	6,518,000	49.8%	N/A	N/A	786,000	6.0%

Tier I capital (to average assets)	6,518,000	19.8%	1,316,000	4.0%	1,645,000	5.0%

Tangible capital (to adjusted tangible assets)	6,518,000	19.8%	494,000	1.5%	N/A	N/A

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009:
Total capital (to risk-weighted assets)	$6,866,000	74.2%	$741,000	8.0%	$926,000	10.0%

Tier I capital (to risk-weighted assets)	6,802,000	73.5%	N/A	N/A	555,000	6.0%

Tier I capital (to average assets)	6,802,000	30.7%	886,000	4.0%	1,107,000	5.0%

Tangible capital (to adjusted tangible assets)	6,802,000	30.7%	332,000	1.5%	N/A	N/A

The Association is subject to certain restrictions on declaring dividends.  At December 31, 2010, the Association would be required to obtain approval of the OTS in order to make any dividends to the Company.

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009, and 2008

Note 10:	Regulatory Matters (Continued)

The following table summarizes the relationship between the Association’s capital and regulatory requirements.

	December 31
	2010	2009
GAAP Capital
Adjustment for regulatory capital:	$6,575,000	$6,874,000
Reverse the effect of net unrealized gains recorded
in accumulated other comprehensive income	(57,000)	(72,000)
Tangible Capital	6,518,000	6,802,000
Tier 1 capital (core capital)	6,518,000	6,802,000
Qualifying general valuation allowance	103,000	64,000
Risk-based capital	6,621,000	6,866,000

Note 11:	Related Party Transactions

At December 31, 2010 and 2009, the Company had loans outstanding to executive officers, directors, and their affiliates (related parties), in the amount of $-0- and $228,202, respectively.  Related party transactions for 2010 and 2009 were as follows:

	2010	2009

Balance, beginning of year	$228,202	$234,445
New loans	180,000	-
Repayments	(408,202)	(6,243)
	$-	$228,202

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

Deposits from related parties held by the Company, at December 31, 2010 and 2009, totaled $549,251 and $526,504, respectively.

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009, and 2008

Note 12:	Employee Benefit Plan

The Company participates in a multi-employer defined benefit pension plan.  The Plan provides benefits to all of the Company’s eligible employees.  The Plan is funded through Company contributions to a nationwide plan for savings and loan associations.  Plan expense was $71,130, $69,840 and $61,996 during the years ended December 31, 2010, 2009  and 2008, respectively.  The Company’s policy is to fund all current and prior period service costs as notified by the Financial Institutions Retirement Fund executive committee.

Note 13:	Contractual Services

The Company has contracted with Administaff in an agreement effective January 1, 2011 to engage in a co-employment relationship with the Company.  Administaff will provide personnel management services to the Company’s employees including payment of salaries, wages, payroll taxes, employee benefits, and procurement of worker’s compensation insurance and administration of claims.  This agreement shall remain in force until either Administaff or the Company terminates the agreement by giving thirty day prior written notice.  The Company paid an enrollment fee of $2,251 and is required to pay service fees of approximately 35% of salaries that are based upon benefits and services rendered to each employee.  The Administaff service fee percentage may be adjusted on January 1, 2012 and annually thereafter.

Note 14:	Fair Value of Financial Instruments

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

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009, and 2008

Note 14:	Fair Value of Financial Instruments (Continued)

The following tables present the balances of assets measured at fair value on a recurring basis by level at December 31, 2010 and 2009:

Description	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets: At December 31, 2010
U.S. Government agencies	$2,242,976	$-	$2,242,976	$-
Mortgage-backed securities	1,232,430	-	1,232,430	-
Total	$3,475,406	$-	$3,475,406	$-
Assets: At December 31, 2009
U.S. Government agencies	$2,035,723	$-	$2,035,723	$-
Municipal securities	96,850	-	96,850	-
Mortgage-backed securities	2,127,716	-	2,127,716	-
Total	$4,260,289	$-	$4,260,289	$-

Securities available-for-sale are recorded at fair value on a recurring basis.  Fair value measurement is based upon quoted prices, if available.  If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the securities credit rating, prepaying assumptions and other factors such as credit loss assumptions.  Level 2 securities include U.S. government agency securities, mortgage-backed securities (including pools and collateralized mortgage obligations), municipal bonds, and corporate-debt securities, if any.

The Company had no significant assets measured at fair value on a non-recurring basis at December 31, 2010 and 2009.

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009, and 2008

Note 14:	Fair Value of Financial Instruments (Continued)

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

The following table presents estimated fair values of the Company’s financial instruments not previously presented in these consolidated financial statements at December 31, 2010 and 2009:

	December 31, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and due from banks	$1,736,072	$1,736,072	$1,311,198	$1,311,198
Interest-earning deposits in other
institutions	11,915,446	11,915,446	4,196,227	4,196,227
Loans, net of allowance for loan losses	15,375,849	15,476,510	12,827,709	12,952,930
Federal Home Loan Bank Stock	26,700	26,700	26,200	26,200
Interest receivable	100,803	100,803	82,325	82,325
Financial liabilities
Deposits	26,307,996	26,811,591	15,278,628	15,482,658
Advances from borrowers for taxes and insurance	21,232	21,232	23,799	23,799
Interest payable	520	520	1,274	1,274

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009, and 2008

Note 15:	Significant Estimates, Concentrations, and Current Economic Conditions

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

Note 16:	Commitments and Credit Risk Mortgage

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

At December 31, 2010 and 2009, the Company had no outstanding commitments to originate mortgage loans.

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009, and 2008

Note 16:	Commitments and Credit Risk Mortgage (Continued)

Lines-of-Credit

Lines-of-credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Lines-of-credit generally have fixed expiration dates.  Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements.  Each customer’s creditworthiness is evaluated on a case-by-case basis.  The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty.  Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real state and residential real estate.  Management uses the same credit policies in granting lines-of-credit as it does for on-balance-sheet instruments.

At December 31, 2010, unused lines-of-credit to borrowers aggregated approximately $25,000 for commercial lines, $5,000 for unsecured consumer lines, and $206,000 for residential real estate lines.  At December 31, 2009, unused lines-of-credit to borrowers aggregated approximately $295,000 for residential real estate lines.

Note 17:                      Selected Quarterly Financial Data (Unaudited)

	2010
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Total interest income	$254,438	$267,816	$259,696	$273,920
Total interest expense	92,833	93,916	101,649	116,785
Net interest income	161,605	173,900	158,047	157,135
Provision for loan losses	-	35,500	-	4,000
Net loss	(71,560)	(135,685)	(108,839)	(150,968)
Basic loss per share	(0.21)	(0.39)	(0.31)	(0.43)

	2009
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Total interest income	$250,398	$255,123	$267,610	$258,570
Total interest expense	106,020	108,738	107,381	95,439
Net interest income	144,378	146,385	160,229	163,131
Provision for loan losses	8,000	9,000	4,000	20,500
Net loss	(65,711)	(100,444)	(73,518)	(57,541)
Basic loss per share	(0.19)	(0.29)	(0.21)	(0.17)

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009, and 2008

Note 18:  St. Joseph Bancorp, Inc. (Parent Company Only) Financial Statement

Information relative to the Parent Company’s balance sheets at December 31, 2010 and 2009, and statements of operations and cash flows for the years ended December 31, 2010 and 2009, is as follows:
Condensed Balance Sheets
December 31, 2010 and 2009

Assets
	2010	2009

Cash and due from banks	$92,161	$121,217
Interest-earning deposits in other institutions	761,587	902,874
Investment in bank subsidiary	6,594,929	6,878,216
Interest receivable	9,757	6,510

Total assets	$7,458,434	$7,908,817

Liabilities and Equity

Liabilities
Accounts payable	$21,835	$21,014
Other liabilities	31,066	9,608

Total liabilities	52,901	30,622

Temporary Equity
ESOP shares subject to manditory redemption	21,105	10,050

Stockholders’ Equity
Common stock	3,739	3,739
Preferred stock	-	-
Additional paid-in capital	2,660,524	2,660,021
Retained earnings	4,720,165	5,204,385

Total stockholders’ equity	7,384,428	7,868,145

Total liabilities and stockholders’ equity	$7,458,434	$7,908,817

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009, and 2008

Note 18:  St. Joseph Bancorp, Inc. (Parent Company Only) Financial Statement

Condensed Statements of Operations
Years Ended December 31, 2010 and 2009

	2010	2009
Operating Income (Loss):
Interest income	$18,422	$14,427
Equity in net loss of bank subsidiary	(283,287)	(109,838)

Operating Loss	(264,865)	(95,411)

Non-interest Expense
Salaries and employee benefits	17,245	16,602
Legal expense	40,992	50,929
Audit fees and exams	129,028	121,204
Other	14,922	13,068

Total non-interest expense	202,187	201,803

Loss Before Income Taxes	(467,052)	(297,214)

Credit for Income Taxes	-	-

Net Loss	$(467,052)	$(297,214)

ST. JOSEPH BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009, and 2008

Note 18:  St. Joseph Bancorp, Inc. (Parent Company Only) Financial Statement

Condensed Statements Of Cash Flows
Years Ended December 31, 2010 and 2009

	2010	2009
Operating Activities
Net loss	$(467,052)	$(297,214)
Adjustments to reconcile net income (loss) to net cash
used in operating activities:
Equity in net loss of bank subsidiary	283,287	109,838
Compensation cost on allocated ESOP shares	10,553	10,050
Changes in:
Interest receivable	(3,247)	(6,510)
Accounts payable	821	21,014
Other liabilities	5,295	9,608

Net cash used in operating activities	(170,343)	(153,214)

Investing Activities
Investment in bank subsidiary	-	(2,290,345)
Net redemptions (purchases) of interest-earning deposits	141,287	(902,874)

Net cash provided by (used in) investing activities	141,287	(3,193,219)

Financing Activities
Proceeds from issuance of common stock	-	3,467,650

Increase (Decrease) in Cash and Cash Equivalents	(29,056)	121,217

Cash and Cash Equivalents, Beginning of Year	121,217	-

Cash and Cash Equivalents, End of Year	$92,161	$121,217

Supplemental Cash Flows Information

Interest paid	$-	$-

Income taxes paid (net of refunds)	$-	$-

Non cash transactions:

In 2009, conversion costs totaling $803,890 were netted against investment in bank subsidiary.

In 2009, the Company issued the Employee Stock Ownership Plan (the ESOP) in common stock by providing direct financing of $301,530 to the ESOP.